Form 10-K, Exhibit 13
period 1995-12-31
EMERGENT GROUP INC
filed 1996-03-29
CIK 277028

ANNUAL REPORT
1995

(Photo of a rhino appears here with the Emergent Group Inc. logo)

(Photo of rhino)
CORPORATE PROFILE


    Emergent Group, Inc. is a diversified financial services company which services and sells residential mortgage loans, small business loans, and pre-owned automobile loans. During 1993, 1994 and 1995, loan originations were $64 million, $150 million and $250 million respectively. Of the Company's loan originations in 1995, $193 million were Mortgage Loans, $40 million were Small Business Loans and $17 million were Auto Loans. For the years ended December 31, 1993, 1994, and 1995, pre-tax income from continuing operations was $.7 million, $2.4 million and $4.9 million respectively. Strategically the similarities of our businesses are more important than their differences. Each business has the ability to meet critical requirements in consumer and commercial markets. The critical, common requirements are:

    1.  Rapid response to borrowers in loan applications

    2.  Quality underwriting which is proactive to customer needs.

    3.  Efficient, low cost, loan servicing and collections.

    4.  Sophisticated loan sale and securitization skills.

    Emergent Group's major business areas are:


(Pie chart appears here with the following plot points.)

Small Business Loans              16%
Pre-Owned Auto Loans               7%
Single Family Mortgage Loans      77%



           1995 BUSINESS MIX BY LOAN ORIGINATIONS


COVER: THE RHINO, ALL SIX THOUSAND POUNDS AND WITH TWO INCH THICK SKIN, IS OUR CORPORATE SYMBOL. HE REMINDS US TO TAKE CHARGE IN OUR LIVES, AND BUSINESS. HE IS DETERMINED TO FIND SUCCESS, NO MATTER HOW DIFFICULT.
HE IS TENACIOUS AND PERSISTENT.

OUR CORPORATE PLEDGE IS TO SERVE OUR INDUSTRY AND CUSTOMERS WITH THE SINGLE MINDEDNESS AND DETERMINATION OF THE HARD CHARGING RHINO.

(Photo of rhino)
SELECTED FINANCIAL HIGHLIGHTS
EMERGENT GROUP, INC. AND SUBSIDIARIES

        (Dollars in thousands except per share amounts)



Year Ended December 31,             1991       1992        1993        1994        1995
REVENUE                         $ 4,160      $ 9,008     $ 12,046   $ 18,195    $ 26,278
INCOME (LOSS) FROM CONTINUING
OPERATIONS                         (595)        (249)         824      1,792       4,581
INCOME (LOSS) FROM
DISCONTINUED OPERATION              344          685          260        546      (3,924)

NET INCOME (LOSS)                  (251)         436        1,197      2,338         657
INCOME (LOSS) PER SHARE FROM
CONTINUING OPERATIONS              (.11)       (.04)         .13         .27         .69
NET INCOME (LOSS) PER SHARE        (.05)        .08          .18         .35         .10
CASH DIVIDENDS PER SHARE              -           -           -           -           -

SHAREHOLDERS' EQUITY             $ 4,635     $ 5,057    $  7,362    $  9,700    $  9,885

TOTAL ASSETS                     $53,562     $70,359    $ 84,279    $110,429    $144,931

TOTAL DEBT                       $48,492     $64,840    $ 76,195    $ 99,993    $134,850

(Photo of rhino)
TO OUR SHAREHOLDERS
EMERGENT GROUP, INC.

Dear Fellow Shareholders:


    We are pleased to report to you on Emergent's progress since we began repositioning it in 1991 to exit the transportation industry and to seek profitable utilization of its cash and tax loss carry forward.


    In 1995 we completed Emergent's transformation to a highly focused, diversified financial services company. Our operations now include niche market consumer lending in residential mortgages and pre-owned autos, as well as commercial small business lending and equity investing. The sale of our transportation assets and capital stock in our apparel subsidiary, Young Generations, Inc. has been accomplished. Management is now completely focused on the financial services market.


    Income from continuing operations in 1995 grew to $4,581,000, a 156% gain from 1994. However, to avoid future income risk we reserved 100% against remaining loan receivables on discontinued assets of the apparel segment, which reduced net income to $657,000. Any subsequent recovery from these will be reportable net profits in the year received. These large non-recurring charges notwithstanding, Emergent's performance was solid.

INCOME LOSS FROM CONTINUING OPERATIONS
(IN MILLIONS)

(Bar graph appears here with the following plot points.)

  1991       1992        1993        1994        1995
($.595)     ($.249)     $.824       $1.792      $4.581


SHAREHOLDERS' EQUITY
(IN MILLIONS)

(Bar graph appears here with the following plot points.)

  1991       1992        1993        1994        1995
$4.635      $5.057      $7.362      $9.700      $9.885



    These significant increases in income from continuing operations are driven primarily by increased loan originations (details in Operations Section). Our loan originations increased 66% in 1995 over 1994.


TOTAL LOANS ORIGINATED
(IN MILLIONS)

(Bar graph appears here with the following plot points.)

  1991       1992        1993        1994        1995
$18.361     $57.282    $63.633     $150.044    $249.507

(Photo of rhino)
STRATEGY

    A. Emergent Group is diversified within the financial service industry, but has important common core strengths:

        1.  Loan Origination - distribution system

        2.  Underwriting

        3.  Portfolio Management and Servicing

        4.  Loan Sales

    B. The financial strategy is to increase shareholder value, measured by return on assets, not by asset growth. This is accomplished in several ways:

        1. A significant percentage of loans are sold which maximizes profit growth and return on assets. Loan sales include sales directly to institutions and the secondary market, along with loan securitizations.

        2. The focus is on markets that are fragmented, growing, under-served and require "high-touch". When these attributes are present, this normally is indicative of markets which have significant interest margin potential.

        3. Debt is carefully monitored to minimize rate and term exposure with a conservative balance sheet relative to comparable financial service companies. Our bank lines were increased to $148 million-enhancing our capacity to pool and sell loans.


 RETURN ON ASSETS (FROM CONTINUING OPERATIONS)

(Bar graph appears here with the following plot points.)

  1991       1992        1993        1994        1995
 (1.1%)      (.4%)         1%        1.6%        3.2%


        4. The utilization of the remaining $23 million net operating loss carryforward through an increase in earnings.


    C. Your officers and directors, as a group, are significant shareholders. It is our intent to retain profits, rather than distribute them as dividends, only as long as we are successful in reinvesting to provide more than one dollar of market value per dollar retained.


EQUITY OFFERING


    On March 1, 1996, the Company filed a registration statement with the Securities and Exchange Commission with respect to the offering of up to 3,172,850 shares of Common Stock. Of this amount, 2,413,850 shares are being sold by the Company, with the balance being sold by certain shareholders. The proceeds of the offering will be used to pay down Company indebtedness and the balance for general corporate purposes. If this offering is successfully completed, with a target date of May, our shareholders' equity and cash position would be substantially increased. These new shares and the anticipated NASDAQ listing should provide a more orderly market for our stock.

(Photo of rhino)
CLOSING


    We acknowledge and thank our fellow associates who work hard to manage such a rapidly growing company. They create a culture we believe to be unique and valuable to Emergent. As a group we possess extensive business experience, but in widely diversified areas. These diverse backgrounds provide an entrepreneurial approach that involves considerable autonomy for unit managers. Our associates demonstrate a high work ethic and possess outstanding integrity and character There is a willingness to change rapidly, with a commitment to seek out and capitalize on market opportunities. We pride ourselves as "customer intimate" and being able to meet our customer's needs. Our associates' performances and commitments to our business are exemplary!


    We made a key executive move in 1995. Kevin Mast was promoted to Treasurer to strengthen overall corporate controls. Kevin focuses on subsidiary accounting, loan securitizations, and asset-liability risk management.


    In May 1995 our long time friend and director, Ed Haag, retired from the board. Ed is a true gentlemen and his wise counsel will be missed. Clarence Bauknight was elected to fill Ed's seat. Clarence successfully founded and managed four major businesses. His experience and insight will be very valuable to our Company.


    As we begin 1996, we are optimistic about our business units and we are positioned for continued growth in revenue, earnings, and equity. Our available lines of credit/warehouse lines are more than double those of 1995. This non-permanent debt capital, coupled with our equity base and investor savings debt, will allow expansion into additional geographic markets. We are seeing growth in all of our markets. Further, we believe that we will be able to locate and establish new niche products, markets and/or distribution channnels to meet the needs of our customers.


    We warmly thank our customers, associates, and shareholders for their support. We expect that 1996 will be a rewarding year and look forward to keeping you apprised of our progress.

Cordially,



 .
John M. Sterling, Jr.                   Keith B. Giddens
Chairman, Chief Executive Officer       Executive Vice President
President                               Chief Operating Officer

(Photo of rhino)
EMERGENT GROUP TODAY
EMERGENT GROUP, INC. AND SUBSIDIARIES

MORTGAGE LOAN DIVISION


    Mortgage lending activities consist primarily of originating, selling and servicing first Mortgage Loans which are secured by owner-occupied, single-family residential properties. Substantially all the Mortgage Loans are made to refinance existing mortgages, for debt consolidation and for home improvements.


    Loans are primarily made to non-prime borrowers. These borrowers generally have limited access to credit or are otherwise considered to be credit-impaired by conventional lenders such as thrift institutions and commercial banks. They require a high degree of personalized service and swift response to their loan applications, but generally are not averse to paying higher rates as compared to the interest rates charged by conventional lending sources.


    This non-prime market is estimated to be in excess of $200 billion, and to be growing faster than the overall economy. It is highly fragmented with no single lender having a greater than five percent share.


    The Company's typical borrower is in his forties, owns a home, is married and employed. The borrower may not qualify for conforming bank loans due to prior missed payments, and/or loan to income ratios.


Key business strategies include:


    1. Responding quickly to customer credit requests by utilizing a decentralized loan approval process, while ensuring consistent quality through uniform underwriting guidelines and procedures.


    2. Utilizing a proactive underwriting process whereby management may restructure credit requests in order to make them meet our underwriting criteria.


    3.  Utilizing strategic alliances with selected Mortgage Bankers.


    4. Considering new loan product offerings. We began offering FHA Title I home improvement loans in late 1995. Such loans represent significant potential for growth. We will continue to explore new loan products that offer earnings potential in the non-prime Mortgage Loan area.


MORTGAGE LOANS ORIGINATED
(IN MILLIONS)

(A bar graph appears here with the following plot points.)

  1993        1994       1995
$20.536     $99.373     $192.799

(Photo of rhino)
EMERGENT GROUP TODAY
EMERGENT GROUP, INC. AND SUBSIDIARIES


SMALL BUSINESS LOAN DIVISION

    Loans are made to small businesses primarily for the acquisition or refinancing of property, plant, and equipment.


    Borrowers are smaller companies who sometimes do not qualify for conventional bank loans. These borrowers sometimes have established bank relationships, but prefer our longer term product, and wish to maintain their bank line capacity for working capital needs.


    Our business loans to date are made primarily through the U.S. Small Business Administration's ("SBA") 7(a) Loan Program. SBA typically provides a guarantee of 50% to 75% of each loan. We sell participations representing the SBA guaranteed portion of all SBA Loans in the secondary market and receive cash gains on sale and ongoing servicing revenue.


    Small Business Loans are originated directly by loan officers located at eleven branch offices. They are primarily generated through referral sources such as commercial loan and real estate brokers. A recent trade association report ranked our company among the ten largest SBA lenders in the United States.


    Loan originations during 1995 were hampered as a result of temporary regulations implemented by SBA limiting total loan size to $500,000 and prohibiting funding for refinancing. Such temporary restrictions were removed in October, 1995. As a result, significantly increased origination is anticipated in 1996.


Key business strategies include:


    1. Utilizing Preferred Lender status to minimize response time and maximize loan production. A Preferred Lender has authority to approve a loan without prior SBA credit review. Such status is recognition by SBA of our loan underwriting expertise and portfolio performance.


    2.  Expanding geographically by opening additional locations.


    3.  Expanding into related small business lending niche markets.


SMALL BUSINESS LOANS
ORIGINATED
(IN MILLIONS)

(A bar graph appears here with the following plot points.)

  1993       1994       1995
$37.867     $43.123    $39.560

(Photo of rhino)
EMERGENT GROUP TODAY
EMERGENT GROUP, INC. AND SUBSIDIARIES


EQUITY INVESTMENTS

    Emergent, through management contracts, manages two equity investment funds. The first of these, Palmetto Seed Capital Fund ("PSCF") invests primarily in early stage, South Carolina companies with significant growth opportunities. Investments are normally structured as common stock, or preferred stock convertible into common. Initial investment size averages $500,000, and often is increased as portfolio companies develop and require additional capital. At December 31, 1995 PSCF had total assets of $18.6 million.


    The second fund, Reedy River Ventures ("RRV") is a small business mezzanine fund, providing term loans with equity features to small businesses for expansion and acquisition. These are generally later stage companies which are profitable, or approaching profitability. Initially, RRV will generally invest $500,000 to $750,000 to borrowers in the Southeast. At December 31, 1995 RRV had total assets of $8.5 million.


    Emergent made a $1 million dollar equity investment in RRV during 1995.


    Emergent receives annual management fees plus profit participations from each fund for its management services.

(Photo of rhino)
EMERGENT GROUP TODAY
EMERGENT GROUP, INC. AND SUBSIDIARIES

AUTO LOAN DIVISION


    The Auto Loan Division makes loans directly to non-prime borrowers for the purchase of pre-owned automobiles. Substantially all of the Auto Loans are made directly to borrowers through referrals from Dealers located in South Carolina. The non-prime consumer automobile market is characterized by borrowers who generally do not have access to other conventional sources of automobile credit.



    This growing market is estimated to be between $30 and $50 billion. Pre-owned automobile sales now exceed new automobile sales. This market is also highly fragmented with no dominant market share lenders.


    The Auto Loan Division operates through seven South Carolina locations, and at December 31, 1995, had a total of $18 million of serviced Auto Loans. Our long-term strategy is to grow the Auto Loan Division, and we expect to open two new South Carolina offices during 1996.


Key business strategies include:


    1. Responding quickly to customer credit requests by utilizing a decentralized loan approval process, while ensuring consistent quality through uniform underwriting guidelines and procedures.


    2. Utilizing a proactive underwriting process whereby management may restructure credit requests


AUTO LOANS ORIGINATED
(IN MILLIONS)

(A bar graph appears here with the following plot points.)

  1993       1994       1995
$5.230      $7.547    $17.148

(Photo of rhino)
BASIC UNIT PROFILE
EMERGENT GROUP, INC. AND SUBSIDIARIES



                              MORTGAGE LOAN                   SMALL BUSINESS LOAN          AUTO LOAN
                              DIVISION                        DIVISION/EQUITY              DIVISION
                                                              INVESTMENTS

PRODUCTS                      FIXED RATE                      VARIABLE RATE, SECURED,      FIXED RATE
                                                              TERM LOANS

                              HOME EQUITY                     SBA 7(a) LOAN GUARANTEE      AVERAGE $5,000 PER LOAN
                                                              AND SBA 504 PROGRAMS

                              HOME IMPROVEMENT                EQUITY INVESTMENT            AVERAGE CAR AGE 4 TO 6
                                                              THROUGH MANAGEMENT           YEARS
                                                              OF PALMETTO SEED CAPITAL
                              PRIMARILY FIRST MORTGAGES       FUND AND REEDY RIVER         DIRECT TO BORROWERS
                                                              VENTURES
                              FHA TITLE I HOME IMPROVE-
                              MENT LOANS



1995 LOAN ORIGINATIONS        $193 MILLION                     $40 MILLION                 $17 MILLION



GEOGRAPHIC                    SOUTHEAST                        SOUTHEAST                   SOUTH CAROLINA
CONCENTRATION
                                                               MIDWEST

                                                               ROCKY MOUNTAINS

SUBSIDIARY OPERATING          CAROLINA INVESTORS, INC.         EMERGENT BUSINESS            THE LOAN PRO$, INC.
COMPANIES                                                      CAPITAL, INC.

                              EMERGENT MORTGAGE CORP.          EMERGENT COMMERCIAL          PREMIER FINANCIAL
                                                               MORTGAGE, INC.               SERVICES, INC.

                              CAMBRIDGEBANC, INC.              EMERGENT EQUITY ADVISORS,
                                                               INC.


(Photo of rhino)
FINANCIAL OPERATIONS OVERVIEW
EMERGENT GROUP, INC. AND SUBSIDIARIES

    Emergent's secured consumer and commercial loans are often sold to institutional investors and/or securitized in pools through investment banker intermediaries.


    We maximize return on assets and equity by maintaining a "high velocity" capital strategy, whereby loans are quickly sold. This produces gains on the sale of loans, quickly redeploys capital, reduces interest rate risk, default risk and borrowing costs. We will continue to focus operations in high-margin loan products, maintain a low-cost operation, and turn our capital on a basis most rewarding to shareholders.


Residential Mortgages

    In 1995 we sold over 50% ($128 million) of our residential mortgage loan production. These are sold direct to institutions. These loan sales are without credit recourse.


Small Business Loans

    Participations of the SBA guaranteed portion of the loans (normally 50% to 75%) are sold immediately after they are fully funded, at an average cash premium in 1995 of ten percent. Emergent typically retains 25% to 50% as a loan receivable-this is the non-guaranteed portion of the loan.


    We securitized a pool of $17 million in loans consisting of the non-guaranteed portion of SBA loans in 1995. This securitization increased the future spread earned, and rate matches our revenue stream with our cost of funds.


Auto Loans

    Our first automobile loan securitization was completed in March
1996. As with the SBA transaction, this securitization increases the future cash flow spread, and reduces our cost of funds.

(Photo of rhino)
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company appearing elsewhere herein. As used herein, "Discontinued Operations" refers to the Company's Transportation Segment and Apparel Segment. Unless otherwise noted, the discussion contained herein relates to the continuing operations of the Company, which consist of its Financial Services Segment operations. See Notes 14 and 15 to the Consolidated Financial Statements.


RESULTS OF OPERATIONS


YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


    Total revenues increased $8.1 million, or 44%, from $18.2 million in 1994 to $26.3 million in 1995. The increase in revenues resulted principally from increases in interest and servicing revenue and gain on sale of loans.


    Interest and servicing revenue increased $4.7 million, or 43%, from $10.9 million in 1994 to $15.6 million in 1995. This increase was due principally to the growth in the serviced loan portfolio of the Mortgage Loan Division. Interest and servicing revenue earned by the Mortgage Loan Division increased $2.4 million, or 38%, from $6.3 million in 1994 to $8.7 million in 1995. Interest and servicing revenue earned by the SBA Loan Division increased $382,000, or 15%, from $2.5 million in 1994 to $2.9 million in 1995. This increase resulted from continued growth in serviced SBA Loans, despite the temporary changes in the SBA policies which negatively impacted the Company's SBA Loan originations. Interest and servicing revenue earned by the Auto Loan Division increased $1.5 million, or 71%, from $2.1 million in 1994 to $3.6 million in 1995. The increase in interest and servicing revenue for the Auto Loan Division was due to the growth of its loan portfolio.


    Gain on sale of loans increased $2.7 million, or 42%, from $6.5 million in 1994 to $9.2 million in 1995. Gain on sale of loans was generated by the sale of Mortgage Loans and SBA Loan Participations. The increase resulted principally from increased sales of Mortgage Loans associated with the increased loan originations of the Mortgage Loan Division.


    Other revenues increased $627,000, or 74%, from $842,000 in 1994 to $1.5 million in 1995. Other revenues is comprised principally of origination and processing fees, insurance commissions and management fees paid in connection with the management of the Venture Funds. The increase in other revenues resulted principally from the increase in the Company's loan originations, as well as from increased management fees paid by the Venture Funds.


    Total expenses increased $5.6 million, or 36%, from $15.8 million in 1994 to $21.4 million in 1995. Total expenses are comprised of interest expense, provision for credit losses and general and administrative expenses.


    Interest expense increased $2.6 million, or 44%, from $5.9 million in 1994 to $8.5 million in 1995. The increase was due principally to increased borrowings by the Mortgage and Auto Loan Divisions associated with increased loan originations. Total borrowings attributable to the Mortgage Loan Division, both under the Credit Facilities and in connection with the sale of Debentures, increased $27.7 million, or 36%, from $77.5 million at December 31, 1994 to $105.2 million at December 31, 1995. Total borrowings attributable to the SBA Loan Division increased $456,000, or 3%, from $14.4 million at December 31, 1994 to $14.8 million at December 31, 1995. This increase in debt resulted principally from current year loan origination activity, partially offset by a reduction to outstanding debt due to the securitization transaction completed in June 1995. Total borrowings attributable to the Auto Loan Division increased $7.0 million, or 241%, from $2.9 million at December 31, 1994 to $9.9 million at December 31, 1995.


    Provision for credit losses remained stable at $2.5 million in 1994 and in 1995. The provision was made to maintain the general reserves for credit losses associated with loan growth, as well as to fund specific reserves for possible losses associated with particular loans. In 1994, the majority of the provision resulted from the writedown to market value of certain foreclosed properties. These foreclosed properties related principally to speculative construction loans made by Carolina Investors, Inc. ("CII") prior to its acquisition by the Company. Speculative construction loans are no longer being made by the Company.



    General and administrative expense increased $3.0 million, or 40%, from $7.4 million in 1994 to $10.4 million in 1995 principally as a result of increased personnel costs in the Mortgage Loan Division due to the continued expansion in the servicing and underwriting areas, and increased expenses associated with the opening of three new loan production offices by the Auto Loan Division. General and administrative expense increased from 5.59% of average serviced loans in 1994 to 5.63% in 1995, principally as a result of the increase in the Mortgage Loan Division's servicing operations in anticipation of increased originations of Mortgage Loans, including Mortgage Loans which may be sold servicing retained.


    Income from continuing operations increased $2.8 million, or 155%, from $1.8 million in 1994 to $4.6 million in 1995. The improvement in income was due principally to increased growth and profitability of the Mortgage Loan Division.

(Photo of rhino)

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993


    Total revenues increased $6.2 million, or 52%, from $12.0 million in 1993 to $18.2 million in 1994. The increase in revenues resulted principally from increases in interest and servicing revenue and gain on sale of loans.


    Interest and servicing revenue increased $2.9 million, or 36%, from $8.0 million in 1993 to $10.9 million in 1994. This increase was due principally to growth in serviced loans receivable in the Mortgage and SBA Loan Divisions. Interest and servicing revenue earned by the Mortgage Loan Division increased $1.2 million, or 24%, from $5.1 million in 1993 to $6.3 million in 1994. Interest and servicing revenue earned by the SBA Loan Division increased $1.1 million, or 79%, from $1.4 million in 1993 to $2.5 million in 1994.


    Gain on sale of loans increased $2.9 million, or 81%, from $3.6 million in 1993 to $6.5 million in 1994. Gain on sale of loans resulted from the sale of Mortgage Loans and SBA Loan Participations. The increase resulted principally from increased sales associated with the increased loan originations of the Mortgage and SBA Loan Divisions.


    Other revenues increased $384,000, or 84%, from $458,000 in 1993 to $842,000 in 1994. Other revenues were comprised principally of management fees paid in connection with origination and processing fees, insurance commissions and the management of the Venture Funds. The increase in other revenues resulted principally from the increase in the Company's loan originations.


    Total expenses increased $4.3 million, or 38%, from $11.4 million in 1993 to $15.7 million in 1994. Total expenses are comprised of interest expense, provision for credit losses, and general and administrative expenses. This increase was due in part to the increase in interest expense as a result of increased borrowing to fund increases in loan volume at the Mortgage and SBA Loan Divisions. The increase in total expenses also resulted from an increase in the provision for credit losses, which was associated with the writedown to market value of certain foreclosed properties.


    Interest expense increased $806,000, or 16%, from $5.1 million in 1993 to $5.9 million in 1994. The increase was due principally to increased borrowings by the Mortgage Loan Division and the SBA Loan Division which were associated with increased loan originations. Total borrowings attributable to the Mortgage Loan Division, both under the Credit Facilities and in connection with the sale of Debentures, increased $7.6 million, or 11%, from $69.9 million at December 31, 1993 to $77.5 million at December 31, 1994. Total borrowings attributable to the SBA Loan Division increased $12.7 million, or 747%, from $1.7 million at December 31, 1993 to $14.4 million at December 31, 1994.


    Provision for credit losses increased $1.8 million, or 262%, from $686,000 in 1993 to $2.5 million in 1994. This increase resulted from growth in the Company's loan portfolio and the writedown to market of certain foreclosed properties included in the Company's real estate held for sale. This unusually high writedown related principally to speculative construction loans made by CII prior to its acquisition by the Company. Speculative construction loans are no longer being made by the Company.


    General and administrative expense increased $1.7 million, or 30%, from $5.7 million in 1993 to $7.4 million in 1994, principally as a result of increased expenses associated with the opening of a new loan production office by the Auto Loan Division and the general expansion of the Mortgage and SBA Loan Divisions' operations. General and administrative expense decreased from 6.41% of average serviced loans in 1993 to 5.59% in 1994, principally as a result of the increase in the volume of loan originations, principally in the Mortgage Loan and SBA Loan Divisions.


    Income from continuing operations increased $968,000, or 117%, from $824,000 in 1993 to $1.8 million in 1994. The improvement in income was due principally to increased growth and profitability of the Mortgage Loan Division.



DISCONTINUED OPERATIONS


    TRANSPORTATION SEGMENT - See Note 15 to the Consolidated Financial
Statements.

    APPAREL SEGMENT - See Notes 14 and 15 to the Consolidated Financial Statements.

ALLOWANCE FOR CREDIT LOSSES AND CREDIT LOSS EXPERIENCE


    To provide for credit losses, the Company charges against current earnings an amount necessary to maintain the allowance for credit losses at levels expected to cover future losses of principal. At December 31, 1995 the total allowance for credit losses for the Company was $2.6 million, including $773,000 reserved for potential losses relating to the Company's securitized SBA Loans. This compares to an allowance for credit losses at December 31, 1993 and 1994 of $952,000 and $1.7 million, respectively. The increase in the allowance resulted from corresponding increases in the Company's serviced loans receivable, rather than in connection with specific loans or circumstances.

(Photo of rhino)

    The allowance for credit losses is a composite of the allowance for credit losses of the Mortgage Loan Division, the SBA Loan Division and the Auto Loan Division. The Mortgage Loan Division currently maintains an allowance for credit losses equal to approximately 0.75% of its loan portfolio, the SBA Loan Division currently maintains an allowance for credit losses equal to approximately 3.0% of the unguaranteed portion of its loan portfolio, and the Auto Loan Division currently maintains an allowance for credit losses equal to approximately 4.0% of its loan portfolio. In addition, each subsidiary may establish a specific reserve for a particular loan that is deemed by management to be a potential problem loan where full recovery is questionable.


    The Company considers its allowance for credit losses to be adequate in view of the Company's loss experience and the secured nature of most of the Company's outstanding loans. Although management considers the allowance appropriate and adequate to cover possible losses in the loan portfolio, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for possible credit losses or that additional increases in the allowance for possible credit losses will not be required.


LIQUIDITY AND CAPITAL RESOURCES


    The Company's business requires continued access to short- and long-term sources of debt financing and equity capital. The Company's cash requirements arise from loan originations and purchases, repayments of debt upon maturity, payments of operating and interest expenses, expansion activities and capital expenditures. The Company's primary sources of liquidity are cash flow from operations, sales of the loans it originates and purchases, proceeds from the sale of investor savings debentures, borrowings under the Credit Facilities and proceeds from securitizations of loans. While the Company believes that such sources of funds will be adequate to meet its liquidity requirements, no assurance of such fact may be given.


    Shareholders' equity increased from $7.4 million at December 31, 1993 to $9.7 million at December 31, 1994 and to $9.9 million at December 31, 1995. Each of these increases resulted principally from the retention of income by the Company.


    Cash and cash equivalents increased from $278,000 at December 31, 1994 to $1.6 million at December 31, 1995. Cash provided by (used in) operating activities decreased from $16.7 million in 1994 to ($3.1 million) in 1995; cash used in investing activities decreased from $41.4 million in 1994 to $30.0 million in 1995; and cash provided by financing activities increased from $20.0 million in 1994 to $34.4 million in 1995. The decrease in cash provided by operations was due principally to loans held for sale which were originated but not yet sold as of December 31, 1995. Cash used in investing activities was principally for the net increase in loans originated with the expectation of holding the loans until maturity. Cash provided by financing activities was due principally to the increase in borrowing, both under the lines of credit available to the Company (the "Credit Facilities") and through the sale of the debentures.


    Cash and cash equivalents decreased from $5.0 million at December 31, 1993 to $278,000 at December 31, 1994. Cash provided by operating activities increased from $1.6 million in 1993 to $16.7 million in 1994; cash used in investing activities increased from $11.8 million in 1993 to $41.4 million in 1994; and cash provided by financing activities increased from $10.9 million in 1993 to $20.0 million in 1994. The increase in cash provided by operations was due primarily to an increase in loans sold. Cash used in investing activities was principally for the net increase in loans originated with the expectation of holding the loans until maturity. Cash provided by financing activities was due principally to the increase in borrowing, both under the Credit Facilities and through the sale of the debentures.


    At December 31, 1995, the Company's Credit Facilities were comprised of credit facilities of $20 million for the Mortgage Loan Division which had aggregate unused borrowing availability of $9 million (the "Mortgage Loan Division Facility"), credit facilities of $32 million for the SBA Loan Division which had aggregate unused borrowing availability of $933,000 (the "SBA Loan Division Facility"), and credit facilities of $26 million for the Auto Loan Division which had aggregate unused borrowing availability of $4.3 million (the "Auto Loan Division Facility"). On March 6, 1996 the Company closed on an additional credit facility for the Mortgage Loan Division in the amount of $70 million. At December 31, 1995, $6.9 million bearing interest at the lender's prime rate was outstanding under the Mortgage Loan Division Facility, $14.8 million bearing interest at the lender's prime rate was outstanding under the SBA Loan Division Facility, and $9.9 million bearing interest at 0.75% over the lender's prime rate was outstanding under the Auto Loan Division Facilities. The Credit Facilities have terms ranging from one to three years and are renewable upon the mutual agreement of the Company and the respective lender.


    The Credit Facilities contain a number of financial covenants, including, but not limited to, covenants with respect to certain debt to equity ratios, delinquent loans, and minimum adjusted tangible net worth. The Credit Facilities also contain certain other covenants, including, but not limited to, covenants that impose limitations on the Company with respect to declaring or paying dividends, making payments with respect to certain subordinated debt, and making certain changes to its equity capital structure. The Company believes that it is currently in material compliance with these covenants. The Company sells the majority of its Mortgage Loans and Loan Participations in the guaranteed portion of all SBA loans. During 1994 and 1995, the Company sold $54.6 million and $127.6 million, respectively, of Mortgage Loans and $31.2 million and $25.4 million, respectively, of SBA Loan Participations.

(Photo of rhino)

    In June 1995, the Company securitized approximately $17 million of loans representing the unguaranteed portions of the SBA Loans. Although securitizations provide liquidity, the Company has utilized securitizations principally to provide a lower cost of funds and reduce interest rate risk. The Company completed a securitization of approximately $16 million in Auto Loans in March 1996. In connection with each Loan securitization, the Company has retained subordinated certificates representing interests in the transferred loans equal to approximately 10% of the loans transferred.


    CII engages in the sale of investor savings debentures to Investors. The debentures are comprised of senior notes and subordinated debentures bearing fixed rates of interest which are sold by CII only to South Carolina residents. The offering of the debentures is registered under South Carolina securities law and exempt from federal registration under the federal intrastate exemption. CII conducts its operations so as to qualify for the safe harbor provisions of Rule 147 promulgated pursuant to the Securities Act of 1933, as amended, (the "Securities Act") which requires that, among other things, at least 80% of the proceeds from the debentures must be loaned by CII to South Carolina borrowers. At December 31, 1995, CII had an aggregate of $82.1 million of senior notes outstanding bearing a weighted average interest rate of 8%, and an aggregate of $16.2 million of subordinated debentures bearing a weighted average interest rate of 6%. Both senior notes and subordinated debentures are subordinate in priority to the Mortgage Loan Division Credit Facility. Substantially all of the debentures have one year maturities.


INFLATION


    Unlike most industrial companies, the assets and liabilities of financial services companies such as the Company are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance than do the general levels of inflation in the price of goods and services. While the Company's noninterest income and expense and the interest rates earned and paid are affected by the rate of inflation, the Company believes that the effects of inflation are generally manageable through asset/liability management.


INTEREST RATE SENSITIVITY


    Asset/liability management is the process by which the Company monitors and controls the mix and maturities of its assets and liabilities. The essential purpose of asset/liability management is to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and liabilities.


    Interest rate risk exists on the Company's Mortgage Loans, as the loans are primarily fixed rate and are funded primarily with variable rate debt. However, management believes that given its ability to sell Mortgage Loans, as well as its production capabilities to replace its current portfolio with new loans earning current market rates, this risk is minimal. However, in the event that interest rates change dramatically in a relatively short period of time, the Company's interest spread and certain premiums received upon the sale of Mortgage Loans could decrease.


    Interest rate risk is minimal on the Company's SBA Loans, as the loans are variable rate over prime, adjusted on the first day of each calendar quarter, and are funded with variable rate debt, adjusted on the first day of each month.



    Interest rate risk exists on the Company's Auto Loans, as the loans are fixed rate and are funded with variable rate debt. However, management plans to continue to use securitizations from time to time as a means of reducing this risk.

                (ELLIOTT, DAVIS & COMPANY LOGO)                 MEMBERS OF THE
                ELLIOTT, DAVIS & COMPANY, L.L.P.            AMERICAN INSTITUTE
                 CERTIFIED PUBLIC ACCOUNTANTS              OF CERTIFIED PUBLIC
                                                                   ACCOUNTANTS

                                                              GREENVILLE, S.C.
                                                               GREENWOOD, S.C.
                                                                ANDERSON, S.C.
                                                                 AIKEN, S.C.
                                                               COLUMBIA, S.C.



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Shareholders and Board of Directors
EMERGENT GROUP, INC. AND SUBSIDIARIES
Greenville, South Carolina

    We have audited the accompanying consolidated balance sheets of EMERGENT GROUP, INC. AND SUBSIDIARIES as of December 31, 1994 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMERGENT GROUP, INC. AND SUBSIDIARIES as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

(Signature of Elliott, Davis & Company L.L.P.)
Elliott, Davis & Company, L.L.P.
Greenville, South Carolina
January 31, 1996



              INTERNATIONALLY - MOORE STEPHENS ELLIOTT DAVIS, LLC
              870 SOUTH PLEASANTBURG DRIVE   POST OFFICE BOX 6286
                    GREENVILLE, SOUTH CAROLINA 29606-6286
             TELLEPHONE (864) 242-3370      TELEFAX (864) 232-7161

CONSOLIDATED BALANCE SHEETS
EMERGENT GROUP, INC. AND SUBSIDIARIES

                                                                   DECEMBER 31,
                                                                1994         1995
                                                                 (IN THOUSANDS)
                                      ASSETS
Cash and cash equivalents  (NOTE 2)                         $     278     $   1,560
Short-term investments (NOTE 2)                                   597             -
Receivables
  Loans receivable (NOTES 3 AND 8)                             91,736       103,865
  Excess servicing receivable (NOTE 4)                          1,872         2,054
  Accrued interest (NOTE 3)                                       927         1,571
  Other receivables                                               701         1,626
                                                               95,236       109,116
  Less allowance for credit losses (NOTE 3)                    (1,730)       (1,874)
  Less unearned discount                                       (1,359)         (610)
                                                               92,147       106,632
Investment in mortgage loans held for sale                      3,662        22,593
Investment in asset-backed securities, net of allowance
  for loss of $773,000 (1995) (NOTE 5)                              -         1,477
Property and equipment (NOTE 6)                                 2,670         4,327
  Less accumulated depreciation                                  (608)         (957)
                                                                2,062         3,370
Excess of cost over net assets of acquired
  businesses, net of accumulated amortization
  of $419,000 (1994) and $597,000 (1995)                        2,991         2,865
Real estate and personal property held for sale (NOTE 7)        3,603         3,742
Deposit base intangibles, net of accumulated
  amortization of $412,000 (1994) and
  $525,000 (1995)                                                 712           600
Net assets of discontinued operations (NOTE 15)                 3,486            77
Other assets (NOTE 12)                                            891         2,015
TOTAL ASSETS                                                $ 110,429     $ 144,931

EMERGENT GROUP, INC. AND SUBSIDIARIES



                                                                  DECEMBER 31,
                                                               1994         1995
                                                                (IN THOUSANDS)
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Notes payable to banks and other, including $100,000
    in 1994 to related parties (NOTE 8)                     $  17,520    $  31,633

  Investor Savings: (NOTE 9)
    Notes payable to investors, including $722,000
      in 1994 and $820,000 in 1995 to related
        parties                                                56,497       82,132
    Subordinated debentures, including $69,000 in 1994
      and $53,000 in 1995 to related parties                   20,998       16,185
      Total investor savings                                   77,495       98,317
  Accrued liabilities (NOTE 12)                                 3,824        3,090
  Remittance due to loan participants                             683        1,188
  Accrued interest                                                471          622
                                                                4,978        4,900

Total liabilities                                              99,993      134,850
Minority interest                                                 736          196
Commitments and contingencies (NOTE 21)

Shareholders' equity (NOTE 13)
  Common stock, par value $.05 a share - authorized
    400,000 shares in 1994 and 4,000,000 shares in
    1995, issued 200,575 in 1994 and 121,000 in 1995               10            6
  Class A common stock, par value $.05 a share -
    authorized
    20,000,000 shares in 1994 and 6,666,667 shares in
      1995;
    issued 9,803,438 shares in 1994 and 6,276,474
      shares  in 1995                                             490          314
  Capital in excess of par value                                6,924        6,632
  Retained earnings                                             2,276        2,933
Total shareholders' equity                                      9,700        9,885
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $ 110,429    $ 144,931

See Notes to Consolidated Financial Statements which are an integral part of these statements.
                                         17

CONSOLIDATED STATEMENTS 0F INCOME
EMERGENT GROUP, INC. AND SUBSIDIARIES


                                                                      FOR THE YEARS ENDED
                                                                          DECEMBER 31,
                                                                 1993         1994         1995
                                                                (IN THOUSANDS, EXCEPT SHARE DATA)
REVENUES
  Interest, servicing and finance charges                    $   7,983     $  10,903     $  15,639
  Gain on sale of loans                                          3,605         6,450         9,169
  Management fees                                                   81           320           570
  Other revenues                                                   377           522           900
      Total revenues                                            12,046        18,195        26,278
EXPENSES
  Interest                                                       5,073         5,879         8,527
  Provision for credit losses                                      686         2,510         2,480
  Salaries and fringe benefits                                   3,106         4,001         5,691
  Business development                                             515           626           653
  General and administrative expense                             2,003         2,732         4,075
      Total expenses                                            11,383        15,748        21,426
      Income from continuing operations before
        income taxes, minority interest and cumulative
          effect of change in accounting principle                 663         2,447         4,852
Provision (benefit) for income taxes (NOTE 16)
  Current                                                           59           266           149
  Deferred                                                        (245)          343            41
                                                                  (186)          609           190
      Income from continuing operations before
        minority interest and cumulative effect of change
          in accounting principle                                  849         1,838         4,662
Minority interest in earnings of subsidiary                        (25)          (46)          (81)
      Income from continuing operations before
        cumulative effect of change in accounting principle        824         1,792         4,581
Discontinued transportation and apparel manufacturing
  segments (NOTES 14, 15 AND 17)
  Gain (loss) from operations, net of income tax                   257        (2,022)       (1,573)
  Gain (loss) on disposal of segments, net of income tax             3         2,568        (2,351)
                                                                   260           546        (3,924)
Cumulative effect of change in method of accounting
  for income taxes                                                 113             -             -
     NET INCOME                                              $   1,197     $   2,338     $     657
Income (loss) per share of common stock
  Continuing operations                                      $    0.13     $    0.27     $    0.69
  Discontinued operations                                         0.04          0.08         (0.59)
  Cumulative effect of change in accounting method                0.01             -             -
                                                             $    0.18     $    0.35     $    0.10
Computed on the weighted average number of shares,
  options and warrants outstanding                           6,551,508     6,688,734     6,668,192


See Notes to Consolidated Financial Statements which are an integral part of these statements.

CONSOLIDATED STATEMENTS 0F SHAREHOLDERS' EQUITY
EMERGENT GROUP, INC. AND SUBSIDIARIES


YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995


                                                       CLASS A
                              COMMON STOCK           COMMON STOCK
(Dollar Amounts                                                        CAPITAL IN
In Thousands)                                                           EXCESS OF      RETAINED
                      SHARES ISSUED   AMOUNT  SHARES ISSUED   AMOUNT    PAR VALUE      EARNINGS
Balance at December        169,664     $ 8       8,288,814     $ 415     $ 5,893     $       (1,259)
31, 1992

Issuance of shares in
exchange for minority
interest in subsidiaries     4,218       1         206,667        10         133                  -

Redemption of stock
purchase warrants                -       -               -         -          (3)                 -

Issuance of shares as
payment for purchase
of a subsidiary             26,693       1       1,307,957        65         901                  -

Net income                       -       -               -         -           -              1,197

Balance at December
31, 1993                   200,575      10       9,803,438       490       6,924                (62)

Net income                       -       -               -         -           -              2,338

Balance at December
31, 1994                   200,575      10       9,803,438       490       6,924              2,276

Shares issued, former-
ly held by subsidiary            -       -          24,700         1          15                  -

Shares purchased
through Tender Offer       (19,377)     (1)       (467,288)      (23)       (535)                 -

Shares retired through
reverse stock split       (121,204)     (6)     (6,242,275)     (312)        309                  -

Shares issued on exer-
cise of stock options          506       -          19,662         1          79                  -

Two for one stock
split in the form of a
stock dividend              60,500       3       3,138,237       157        (160)                 -

Net income                       -       -               -         -           -                657

Balance at December
31, 1995                   121,000     $ 6       6,276,474     $ 314     $ 6,632     $        2,933

See Notes to Consolidated Financial Statements which are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
EMERGENT GROUP, INC. AND SUBSIDIARIES



                                                                   FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                               1993         1994         1995
                                                                       (In Thousands)
OPERATING ACTIVITIES
  Net income                                                 $  1,197     $  2,338     $    657
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Depreciation and amortization                                 558          783          938
    Provision for credit losses                                   686        2,510        2,480
    Gain on sale of investments in mortgage loans                   -       (1,595)      (5,256)
    Loss on sale of investments                                     -           66            -
    Loss on disposal of property and equipment                      4            5           44
    Net increase in deferred loan costs                             -            -         (171)
    Net increase (decrease) in deferred gain on sale              744          453         (853)
    Loans originated - held for sale                          (31,882)     (73,709)     (28,772)
    Principal proceeds from loans sold                         31,052       87,288       26,401
    Minority interest in earnings of subsidiary                    19            7           81
    Changes in operating assets and liabilities
      increasing (decreasing) cash
      Excess servicing receivable                                (411)      (1,460)        (183)
      Remittance due loan participants                            304          295          505
      Accrued interest payable                                     35           30          103
      Accrued liabilities                                         (58)         913          877
      Accrued interest receivable                                  23         (193)        (644)
      Other assets                                               (577)         242         (923)
      Net cash provided by (used in) operating
        activities of discontinued operations                    (100)      (1,253)       1,592
        Net cash provided by (used in) operating
          activities                                            1,594       16,720       (3,124)

EMERGENT GROUP, INC. AND SUBSIDIARIES


                                                                    FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                                1993        1994         1995
                                                                       (In Thousands)
INVESTING ACTIVITIES
    Loans originated - held for investment                    (36,460)     (74,937)      (74,363)
    Principal payments received on loans not sold              26,094       31,786        50,329
    Purchase of investments in mortgage loans held for
      sale                                                          -            -      (145,213)
    Proceeds from securitization of loans                           -            -        15,357
    Payments to securitization trustee for cash
      reserve                                                       -            -          (612)
    Proceeds from sale of investments in mortgage
      loans                                                         -            -       123,716
    Principal payments received on asset-backed
      securities                                                    -            -           177
    Additional investment in subsidiary                             -            -          (359)
    Purchase of investment in partnership                           -            -        (1,000)
    Increase in note receivable from former subsidiary              -            -          (200)
    Cash paid for acquisition, net of cash purchased             (830)           -             -
    Reduction in goodwill of subsidiary                             -           85             -
    Purchase of short-term investments                           (947)           -             -
    Proceeds from sale of short-term investments                1,000          581           614
    Proceeds from sale of real estate and personal
      property held for sale                                      557        1,128         3,401
    Proceeds from sale of property and equipment                    8            -             -
    Purchase of property and equipment                           (227)        (479)       (1,732)
    Rent received on real estate held for sale                     36           87            85
    Improvements and related costs incurred on real
      estate held for sale                                       (286)        (477)         (205)
    Net cash provided by (used in) investing
      activities of discontinued operations                      (743)         806            31
    Net cash used in investing activities                     (11,798)     (41,420)      (29,974)
FINANCING ACTIVITIES
    Advances under bank lines of credit                        19,583      104,622       179,381
    Payments on bank lines of credit                          (23,869)     (91,839)     (164,989)
    Net increase in notes payable to investors                 10,971       13,496        25,635
    Net (decrease) increase in subordinated debentures          3,637       (5,826)       (4,812)
    Payments on long-term debt and capital leases                   -         (280)         (279)
    Cash paid for stock purchased in tender offer                   -            -          (568)
    Proceeds from exercise of stock options                         -            -            52
    Cash paid for redemption of stock purchase warrant             (3)           -             -
    Increase (decrease) in note payable to minority
      shareholder                                                   2          (50)            -
    Payments on mortgage payable                                    -          (80)            -
    Net cash provided by (used in) financing
      activities of discontinued operations                       610          (25)          (40)
    Net cash provided by financing activities                  10,931       20,018        34,380
    Net increase (decrease) in cash and cash
      equivalents                                                 727       (4,682)        1,282
CASH AND CASH EQUIVALENTS, BEGINNING
  OF YEAR                                                       4,233        4,960           278
CASH AND CASH EQUIVALENTS, END OF YEAR                       $  4,960     $    278     $   1,560

See Notes to Consolidated Financial Statements which are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EMERGENT GROUP, INC. AND SUBSIDIARIES

1.  SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly-owned except The Loan Pro$, Inc. ("Loan Pro$") which is 80% owned. All significant intercompany items and transactions have been eliminated in consolidation.

    The Company and its subsidiaries are primarily engaged in the business of originating, selling and servicing first and second residential mortgage loans, commercial loans partially guaranteed by the United States Small Business Administration ("SBA") and loans collateralized by pre-owned automobiles. The funds for these loans are obtained principally through the issuance of notes payable and subordinated debentures to investors, and utilization of various lines of credit with banks.

    Substantially all of the Company's mortgage and automobile loans are made to non-prime borrowers. These borrowers generally have limited access to credit or are otherwise considered to be credit impaired by conventional lenders.

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. These estimates include, among other things, anticipated prepayments on loans sold with servicing retained, valuation of real estate owned, and determination of the allowance for credit losses.

    Minority interest represents minority shareholders' proportionate share of the equity and earnings of Loan Pro$.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Additions to property and equipment and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred.

AMORTIZATION

    The excess of cost over related net assets of businesses acquired is amortized using the straight-line method principally over 25 years. Deposit base intangibles associated with the acquisition of certain subsidiaries are amortized using the straight-line method over 10 years.

INCOME TAXES

    The Company and its subsidiaries file a consolidated Federal income tax return. Deferred income taxes arise principally from depreciation, unrealized gains on loans held for sale, amortization of deposit base intangibles and allowances for credit losses.

STATEMENT OF CASH FLOWS

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

    The Company foreclosed on or repossessed property used to collateralize loans receivable in the amount of $5,345,000 in 1993, $3,362,000 in 1994 and $3,955,000 in 1995.

    The Company sold real estate held for sale by issuing loans to the buyers in the amount of $1,050,000 in 1993, $611,000 in 1994 and $689,000 in 1995.

    The Company paid income taxes of $60,000 in 1993, $214,000 in 1994 and $267,000 in 1995. The Company paid interest of $5,271,000 in 1993, $5,967,000 in 1994 and $8,397,000 in 1995.

ALLOWANCE FOR CREDIT LOSSES

    The allowance for credit losses is based on management's ongoing evaluation of the serviced loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the serviced loan portfolio, and management's estimate of anticipated credit losses. Loans are charged against the allowance at such time as they are determined to be losses. Subsequent recoveries are credited to the allowance.


    Management considers the year-end allowance appropriate and adequate to cover possible losses in the serviced loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove to be valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for credit losses or that additional increases in the allowance for credit losses will not be required.


ACCOUNTING FOR IMPAIRED LOANS

    Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") 114 (Accounting by Creditors for Impairment of a
Loan). SFAS 114 requires that the allowance for credit losses for impaired loans (as defined) be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. SFAS 114 also changed the treatment of "in-substance foreclosed" properties to require that properties should be included as other real estate owned when legal possession of the property has been obtained. Accordingly, the Company transferred $2,674,000 and $2,327,000 (net of allowance of $297,000) of in-substance foreclosed properties from other real estate owned to loans receivable at December 31, 1993 and 1994, respectively. The adoption of SFAS 114 had no effect on net income or shareholders' equity.


    The Company's policy is to evaluate impaired loans based on the fair value of the collateral. Interest income from impaired loans is recorded using the cash method.


REAL ESTATE AND PERSONAL PROPERTY HELD FOR SALE

    Real estate and personal property held for sale represent properties foreclosed upon or repossessed in the normal course of business and is valued at the lower of cost or net realizable value. Costs related to the development and improvement of the properties are capitalized whereas those costs relating to holding the properties are charged to expense.


INTEREST INCOME

    Interest income on loans receivable is recognized using the interest method. Accrual of interest is discontinued when a loan is over 90 days past due and the collateral is determined to be inadequate or when foreclosure proceedings begin. Loan fees and issuance commissions are amortized into income over the life of the loan, using the interest method.

GAIN ON SALE OF LOANS

    The Company sells participations representing the SBA-guaranteed portion of all of its SBA Loans (the "SBA Loan Participations") in the secondary market.
In connection with such sales, the Company receives excess servicing revenue and a premium related to the guaranteed portion being sold. A portion of the premium received is deferred as an unearned discount against the remaining unguaranteed portion of the loan based on the relative fair values of those portions to the total loan and the remainder is recognized as income at the time of the sale. The resulting unearned discount is accreted into interest income over the life of the loan using the interest method.


    Mortgage loans consist principally of first and second residential mortgages originated principally throughout North Carolina, South Carolina and the remaining southeastern United States, and are stated at the principal amount outstanding if held for investment purposes. Non-refundable loan fees and direct costs associated with the origination or purchase of loans are deferred and netted against outstanding loan balances. Mortgage loans held for sale are carried at the lower of aggregate cost or market. Origination fees on mortgage loans held for sale are deferred until the time of sale and are included in the computation of the gain on, or loss from, the sale of the related loans. The cost of mortgage loans held for sale is the face value of the mortgage notes adjusted for the net deferred fees and costs that are recognized upon sale.

REMITTANCE DUE LOAN PARTICIPANTS AND SERVICING FEE INCOME

    The Company retains the servicing rights on SBA guaranteed loan participations sold on the secondary market, for which it receives monthly a minimum of 1% of the outstanding principal balance. The Company receives the payments from the borrowers and records the portion relating to the sold participation as a liability. The participation portion is remitted to Colson Services Corp., the exclusive Fiscal and Transfer Agent for the guaranteed portion of SBA loans sold in the secondary market, by the 3rd business day of the following month.

EXCESS SERVICING RECEIVABLE

    An excess servicing receivable is recognized on SBA guaranteed loan participation sales in which a servicing fee in excess of the normal servicing fee is retained. The amount is determined based on the difference between the actual sales price and the estimated sales price that would have been obtained if a normal servicing fee rate had been specified. The excess servicing receivable is amortized on a loan by loan basis against servicing income over the life of the loan using the interest method. (Note 4)

BORROWER COMMITMENT DEPOSITS

    The Company generally receives a commitment deposit from its applicants for SBA loans prior to closing. The commitment deposits are recorded as a liability when received, and are reduced for any direct expenses incurred in making the loan. Any excess deposit is refunded to the borrower at the time of, or subsequent to, the loan closing. Borrower commitment deposits are included in accrued liabilities.


NET INCOME PER SHARE OF COMMON STOCK

    The Company's shareholders approved a one-for-three reverse split of the Company's Common and Class A Common Stock in June 1995. Effective January 29, 1996, the Company declared a two-for-one stock split effected in the form of a 100% stock dividend of the Common and Class A Common Stock. The weighted average number of shares of Common and Class A Common Stock have been restated for all periods presented to reflect these stock splits.


    Net income per share is computed on the weighted average number of shares of Common Stock and Common Stock equivalents outstanding during each year, 6,551,508 shares (1993), 6,688,734 shares (1994), 6,668,192 shares (1995), consisting of Common and Class A Common shares.


RECLASSIFICATIONS

    Certain previously reported amounts have been reclassified to conform to current year presentation. Such reclassifications had no effect on net income or shareholders' equity.


2.  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    The Company maintains its primary checking accounts with three principal banks and maintains overnight investments in reverse repurchase agreements with those same banks. The amounts maintained in the checking accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At December 31, 1995, the amounts maintained in the overnight investments in reverse repurchase agreements, which are not insured by the FDIC, totaled $791,000. These investments were collateralized by U.S. Government securities held by the banks. At December 31, 1994, the amount maintained in the overnight investments in reverse repurchase agreements totaled $378,000. These investments were also collateralized by U. S. Government securities held by the banks.

3. LOANS RECEIVABLE

    The following is a summary of loans receivable by type of loan:

                                                December 31,
                                              1994        1995
                                              (in thousands)
Mortgage Loans:
  Real estate loans on personal residences $ 46,961    $  56,722
  Real estate loans on rental property        2,415        3,867
  Construction loans                          5,639        2,934
  Notes receivable from related parties         169          363
                                             55,184       63,886
SBA loans                                    25,845       19,937
Automobile loans                              8,483       17,673
Other loans                                   2,224        2,369
                                           $ 91,736    $ 103,865


    Notes receivable from related parties included advances of $54,000 (1994) and $261,000 (1995) and repayments of $8,000 (1994) and $67,000 (1995).


    Real estate loans generally have contractual maturities of 12 to 360 months with an average interest rate at December 31, 1994 and 1995 of approximately 12%. Construction loans generally have contractual maturities of 12 months with an average interest rate at December 31, 1994 and 1995 of approximately 12%. SBA loans range in maturity from 7 years to 25 years depending on the use of proceeds. Interest rates on SBA loans are variable, adjusted on the first day of each calendar quarter and are generally prime plus 2.75%. The average interest rate at December 31, 1994 and 1995 for SBA loans was 11.5% and 10%, respectively. Automobile loans have maturities generally not exceeding 60 months with fixed interest rates averaging 28% in 1994 and 1995. At December 31, 1994 and 1995, approximately $3,145,000 (net of an allowance for impaired loans of $297,000) and $3,950,000 (net of an allowance for impaired loans of $73,000), respectively, of loans receivable were impaired.


    Loans sold and serviced for others at December 31, 1994 and 1995 were approximately $62,046,000 and $88,077,000, respectively, and are not included in assets in the accompanying balance sheets.


    The Company's portfolio of SBA loans receivable is diversified by industry type. At December 31, 1995, the largest concentration of SBA loans was to servicing and manufacturing companies, which comprised approximately 23% and 17%, respectively, of the SBA serviced portfolio. Approximately 23%, 16%, 16% and 13% of the serviced SBA loan portfolio at December 31, 1995 consisted of loans to borrowers located in Florida, Kansas, South Carolina and Colorado, respectively. The majority of the Company's other types of loans were to borrowers located in South Carolina. In addition, during 1995 the Company originated mortgage loans principally in the southeastern United States, with 51% of originations in South Carolina, 20% in North Carolina and the remainder distributed through the remaining southeastern states.


    An analysis of the allowance for credit losses is as follows:


                                                               Years Ended December 31,
                                                               1993        1994       1995
                                                                      (in thousands)
Balance at beginning of year                                 $ 976     $   952     $ 1,730
Provision for credit losses                                    686       2,510       2,480
Net charge offs                                               (710)     (1,732)     (1,563)
Balance at end of year                                         952       1,730       2,647
Allowance for loss on asset-backed securities                    -           -        (773)
Balance at end of year , net of allowance for losses on
  asset-backed securities                                    $ 952     $ 1,730     $ 1,874

    As of December 31, loans totaling $2,110,000 (1993), $1,433,000 (1994) and
$5,145,000 (1995) were on non-accrual status. The associated interest income not recognized on these non-accrual loans was approximately $146,000 during 1993, $45,000 during 1994 and $164,000 during 1995.

4.  EXCESS SERVICING RECEIVABLE

    The activity in the excess servicing receivable is summarized as follows:



                                       Years Ended December 31,
                                           1994        1995
                                           (in thousands)
Balance, beginning of year              $   412     $ 1,872
Additional gain on sale of loans          1,942       1,095
Amortization against servicing revenues    (482)       (913)
Balance, end of year                    $ 1,872     $ 2,054


    The weighted average interest rate inherent in the carrying value of the excess servicing receivable is 10% at December 31, 1995. During 1994, the Company changed its estimated normal servicing rate to more closely reflect the industry standard. The effect of this change was to increase 1994 income by approximately $490,000.


    The carrying value of the excess servicing receivable approximates fair value.



5.INVESTMENT IN ASSET-BACKED SECURITIES


    In 1995, the Company securitized $17,063,000 of the unguaranteed portions of its SBA loans. The securitization was effected through a grantor trust (the "Trust"), the ownership of which was represented by Class A and Class B certificates. The Class A certificates were purchased by investors, while the Company retained the Class B certificates. The Class B certificates are classified as held to maturity securities under SFAS 115. Securities classified as held to maturity are carried at cost. These certificates are carried on the balance sheet as asset-backed securities in the net amount of $1,477,000. This amount is net of $773,000 allowance for loss and includes a cash reserve of $612,000 held in the Trust account. These certificates give the holders thereof the right to receive payments and other recoveries attributable to the unguaranteed portion of SBA loans held by the Trust. The Class B certificates represent approximately 10% of the principal amount of the SBA loans transferred in the securitization and are subordinate in payment and all other respects to the Class A certificates. Accordingly, in the event that payments received by the Trust are not sufficient to pay certain expenses of the Trust and the required principal and interest payments due on the Class A certificates, the Company, as holder of the Class B certificates, would not be entitled to receive principal or interest payments due thereon. Although securitizations provide liquidity, the Company has utilized securitizations principally to provide a lower cost of funds and to reduce interest rate risk. The Company's excess servicing fees from the transaction are recognized over the life of the transaction.


    The Company serves as master servicer for the Trust and, accordingly, forwards payments received on account of the SBA loans held by the Trust to the trustee, which, in turn, pays the holders of the certificates in accordance with the terms of and priorities set forth in the securitization documents. Because the transfer of the SBA loans to the Trust constitutes a sale of the underlying SBA loans, no liability is created on the Company's Consolidated Financial Statements. However, the Company has the obligation to repurchase the SBA Loans from the Trust in the event that certain representations made with respect to the transferred SBA loans are breached or in the event of certain defaults by the Company, as master servicer. The Class A certificates received a rating of Aaa from Moody's Investors Service, Inc. The Class B certificates were not rated. In connection with the securitization, the Company received a cash payment of $15,357,000.

6.  PROPERTY AND EQUIPMENT

The following is a summary of property and equipment:


                                         December 31,
                                        1994       1995
                                        (in thousands)
Land                                 $   228    $   228
Buildings and leasehold improvements   1,063      1,162
Equipment                                105        264
Furniture and fixtures                 1,274      2,673
                                     $ 2,670    $ 4,327

    Depreciation expense was $678,000, $694,000, and $769,000 in 1993, 1994 and
1995, respectively.

7.  REAL ESTATE AND PERSONAL PROPERTY HELD FOR SALE

    An analysis of real estate and personal property held for sale is as follows:

                                      December 31,
                                    1994       1995
                                    (in thousands)
Balance at beginning of year       $ 2,848     $ 3,603
Loan foreclosures and improvements   3,889       4,160
Dispositions, net                   (3,134)     (4,021)
Balance at end of year             $ 3,603     $ 3,742

8.   NOTES PAYABLE

    Notes payable are summarized as follows:


                                                                                December 31,
                                                                            1994                1995
                                                                              (in thousands)
A. Notes payable under revolving credit agreements,
   with interest at the bank's prime rate (8.5% at
   December 31, 1995) maturing March 31, 1996                            $  2,865                $6,892

B. Notes payable under lines of credit, with interest
   at the bank's prime rate plus 3/4% (9.25% at
   December 31, 1995) maturing in December 1997                                 -                 9,911

C. Notes payable under lines of credit, with interest
   at the bank's prime rate (8.5% at December 31, 1995)
   maturing December 29, 1998                                               14,376               14,830

   Note payable in equal annual principal installments plus 8% interest        279                    -
                                                                         $  17,520            $   31,633


A. Under the terms of revolving credit agreements, the mortgage lending subsidiaries of the Company may borrow up to a maximum of $20,000,000 with interest at the bank's prime rate payable monthly. The note is collateralized by loans receivable. The agreements, among other matters, require the total unpaid balance of such pledged loans receivable to be a maximum of $25,000,000, a specified debt to net worth ratio, minimum tangible net worth and restrictions on the payment of dividends. The Company is in compliance with such restrictive covenants. The revolving credit agreements mature on March 31, 1996. At December 31, 1995, $8,958,000 was available under these lines of credit.

B. Under the terms of the lines of credit, the automobile lending subsidiaries of the Company may borrow up to a maximum of $26,000,000 with interest at the bank's prime rate plus three-quarters of one percent payable monthly. The notes are collateralized by loans receivable. The terms of the agreements state that advances under the lines of credit cannot exceed 85% of the aggregate unpaid principal balance of outstanding notes receivable which are no more than sixty days past due. The agreements, among other matters, require minimum debt to tangible net worth ratios, minimum interest coverage ratios, minimum loss reserves, maximum debt to borrowing base restrictions, and restrictions on the payment of dividends. At December
    31, 1995, the automobile lending subsidiaries were in compliance with such restrictive covenants and $4,308,000 was available under these lines of credit. These agreements mature in December, 1997.

C. Under the terms of the lines of credit, the commercial lending subsidiaries of the Company may borrow up to a maximum of $32,000,000 with interest at the bank's prime rate. The lines are limited to 100% of the outstanding balance of the guaranteed portion of SBA 7(a) loans, 80% of the outstanding balance of the unguaranteed portion of SBA 7(a) loans, and 50% of SBA 504 loans as defined in the loan agreements. The agreements, among other matters, require minimum tangible net worth ratios, maximum ratios of total liabilities to tangible net worth, minimum interest coverage ratios, limitations on the amount of capital expenditures in any fiscal year, and restrictions on the payment of dividends. At December 31, 1995, these subsidiaries were in compliance with such restrictive covenants and $933,000 was available under these lines of credit. These agreements mature in December, 1998.

Annual aggregate maturities of notes payable at December 31, 1995 are as follows (in thousands):

                1996                                      $   6,892
                1997                                          9,911
                1998                                         14,830
                                                          $  31.633

    The Company currently has a commitment from a lender with respect to a new credit facility in the amount of $70,000,000. This credit facility was closed on March 6, 1996.

9. INVESTOR SAVINGS

Investor savings are summarized as follows:

                                     December 31,
                                   1994       1995
                                  (in thousands)
A.  Notes payable to investors $ 56,497    $ 82,132
B. Subordinated debentures       20,998      16,185
                               $ 77,495    $ 98,317

A) Notes payable to investors are issued in any denomination greater than $10,000 and are registered under the South Carolina Uniform Securities Act. The notes mature from three months to three years from date of issuance. Interest is payable monthly, quarterly or at maturity at the option of the investors. Interest rates on the notes are fixed until maturity and range from 6% to 10% at December 31, 1994 and 7% to 9% at December 31, 1995. The notes are subordinated to all bank debt, and are senior to subordinated debentures.

B) Subordinated debentures are issued in any denomination greater than $100 and are registered under the South Carolina Uniform Securities Act. The subordinated debentures normally mature in one year from date of issuance and have an interest rate ranging from 5% to 6% quarterly. The debentures are subordinated to all bank debt and notes payable to investors.

    At December 31, 1994 and 1995, notes payable to investors and subordinated debentures include an aggregate of approximately $11,043,000 and $17,080,000, respectively, of individual investments exceeding $100,000. \

10.  LEASES

    The Company leases various property and equipment, office space and automobiles under operating leases.

    The following is a schedule by year of future minimum rental payments for all operating leases that have initial or remaining noncancellable terms in excess of one year (in thousands):

1996             $   427
1997                 350
1998                 264
1999                 222
2000                  73
                 $ 1,336

    Total rental expense was approximately $974,000 in 1994 and $901,000 in 1995.

11. MANAGEMENT AGREEMENTS

    The Company manages two venture capital funds. The Company receives management fees equal to two and one-half percent of the total assets under management in each venture capital fund with an aggregate minimum management fee of $445,000 annually. The Company received management fees of $570,000 from the venture capital funds during 1995. The Company may also receive incentive management fees of 15% and 20%, respectively, from the two venture capital funds, of the net portfolio profits of each venture capital fund, as defined.

    The Company is a General Partner of one of the venture capital funds and, during 1995, made a $1,000,000 investment into the partnership. This partnership has significant common principals with the Company.

12. OTHER ASSETS AND ACCRUED LIABILITIES

    Other assets include the following:

                                          December 31,
                                         1994       1995
                                         (in thousands)
Debt issuance costs, net                $  68    $   666
Investments, at cost                       12      1,012
Deferred tax benefits                     172        196
Other                                     639        141
                                        $ 891    $ 2,015

    Accumulated amortization for other assets was approximately $1,083,000 in 1994 and $1,253,000 in 1995.

    Accrued liabilities include the following:



                                                                  December 31,
                                                               1994        1995
                                                               (in thousands)
Taxes accrued and withheld                                   $   177    $     -
Income taxes                                                     159        302
Deferred fees income                                             483         13
Accrued professional fees                                         20        141
Accounts payable                                                 278        208
Borrower commitment deposits                                     402        356
Accrued salaries and wages                                       186        289
Devaluation of discontinued subsidiary in excess of
  goodwill                                                       981          -
Other                                                          1,138      1,781
                                                             $ 3,824    $ 3,090

13.  SHAREHOLDERS' EQUITY

    The Company has two classes of capital stock, Common Stock and Class A Common Stock. The two classes have identical rights except for certain restrictions on the transferability of the Class A Common Stock to holders of 4.5% or more of the Company's outstanding capital stock (Common and Class A Common Stock).

    On May 21, 1981, the shareholders approved a stock option plan and on May 22, 1984, the shareholders approved an increase in the number of shares of Common Stock which may be granted from 250,000 to 500,000. Under the terms of the plan, the Company may grant options to key employees and directors to purchase up to a total of 500,000 shares of its $.05 par value Common Stock.
The option price is the fair market value at date of grant. The options expire five years from date of grant, are not transferable other than on death, and are exercisable 20% on the date of grant and 20% per year on a cumulative basis for each year subsequent to the date of grant. No shares are available for grant under this stock option plan.


    On June 9, 1995, the shareholders approved a stock option plan under which the Board of Directors may issue 11,334 shares of Common Stock and 555,354 shares of Class A Common Stock. Under the terms of the plan, the Company may grant options to key employees to purchase up to a total of 566,668 shares of its $.05 par value Common and Class A Common Stock. The option price is the fair market value at date of grant. The options expire five years from date of grant, are not transferable other than on death, and are exercisable 20% on the date of grant and 20% per year on a cumulative basis for each year subsequent to the date of grant. The options available for grant under the plan consist of 6,612 Common Stock options and 324,048 Class A Common Stock options at December 31, 1995.


    Also on June 9, 1995, the shareholders approved a stock option plan under which each nonemployee member of the Board of Directors receives options to purchase 14 shares of Common Stock and 652 shares of Class A Common Stock each December 31 beginning in 1995 through 1999. The terms of the plan are identical to the employee stock option plan approved on June 9, 1995. The options available for grant under this plan consist of 597 Common Stock options and 29,407 Class A Common Stock options at December 31, 1995.


    On June 9, 1995 the shareholders of the Company approved a one-for-three reverse split of the Common and Class A Common Stock. The certificates for previously issued Common and Class A Common Stock were canceled and were forfeited by the holder in order for the holder to receive replacement certificates for the after reverse split shares. The shareholders also authorized the increase of post reverse split authorized shares of Common Stock to 4,000,000 shares. The Company issued to all shareholders certificates for one-third of their Common and Class A Common shares as of June 9, 1995 upon the shareholder presenting their existing shares. No fractional shares were issued as a result of the one-for-three reverse stock split. All fractional shares were redeemed at an equivalent price of $1.25 per share.


    The Company offered to buy from the shareholders up to 20,000 shares of Common Stock and up to 980,000 shares of Class A Common Stock for the period March 31, through May 8, 1995 at a price of $1.15 per share. As a result of this offer, the Company purchased 19,377.38 shares of Common Stock and 467,287.96 shares of Class A Common Stock at an aggregate cost of approximately $560,000.

    Activity in stock options is as follows:



                                                         Years Ended December 31,
                                                              1994        1995
Options outstanding, beginning of year ($1.09 per share)     133,333      140,000
Issued at:
  $1.09 per share                                             40,000            -
  $l.32 per share                                                  -       80,006
  $4.625 per share                                                 -      124,000
  $5.09 per share                                                  -       32,000
  $9.44 per share                                                  -        2,664
  $10.39 per share                                                 -          666
  Expired or canceled                                        (33,333)           -
Exercised:
  $1.09 per share                                                  -      (29,800)
  $1.32 per share                                                  -       (1,336)
  $4.625 per share                                                 -       (3,200)
  $5.09 per share                                                  -       (6,000)
Options outstanding, end of year                             140,000      339,000
Exercisable, end of year                                      56,000       83,532
Available for grant, end of year                              82,667      330,660

Warrants have been issued and are outstanding at December 31 as follows:

                            1994               1995
                      Common   Class A    Common    Class A
$2.625 per share      4,870    238,618    2,434    119,308


    These warrants are 100% exercisable at December 31, 1995. Fifty percent of the 1994 warrants outstanding expired on December 31, 1995. The 1995 outstanding warrants expire on December 31, 1996. No warrants were exercised or issued in 1994 or 1995.


14.SALE OF SUBSIDIARY


    In connection with the Company's strategic plan to focus its business efforts on financial services, the Company divested its apparel segment operations, which was comprised solely of the operations of Young Generations, Inc. ("YGI"). On September 30, 1995, the Company sold all of the outstanding stock (the "stock sale") of YGI to fifteen individuals (the "Buyers"), who were members of YGI's management team. As a result, the loss on the sale of the stock and operating results of the apparel segment have been classified as discontinued operations. The results of operations have been restated to exclude the Apparel Manufacturing segment from continuing operations.


    The Company sold the stock for $600,000 under a non-recourse promissory note from the buyers. As a result of the sale, the Company wrote-off all amounts due from YGI resulting in a charge of $3,580,300, net of income taxes of $67,700, reported as a loss from discontinued operations and have valued the note receivable at $1 due to concern over a decline in operating profits and the related impact on the buyers' source of cash to pay the note. The Company remains contingently liable for the guaranty of certain bank loans and trade accounts payable which existed prior to the stock sale which do not exceed $715,000. Management does not anticipate any significant charges to future earnings as a result of these guarantees.


    The apparel segment, which consists solely of the operations of YGI had net losses of $163,000 in 1993, $31,000 in 1994 and $1.3 million for the nine months ended September 30, 1995. The net loss in 1994 was decreased by the receipt of $1.25 million in life insurance proceeds due to the death of YGI's president. YGI had revenues of $11.5 million in 1993, $12.2 million in 1994 and $7.3 million for the nine months ended September 30, 1995.


15.DISCONTINUED OPERATIONS


    The Company's operations in the Apparel and Transportation segments were discontinued during 1995. The results of operations have been restated to exclude these segments from continuing operations.

    Revenues applicable to the discontinued operations were:


                               Years Ended December 31,
                               1993       1994       1995
                                    (in thousands)
Apparel manufacturing       $ 11,456    $ 12,140    $ 7,263
Transportation                 1,712       1,407        390


    Income from operations and gain (loss) on disposal attributable to the discontinued segments is reported net of income tax expense of:

                              Years Ended December 31,
                             1993       1994       1995
                                   (in thousands)
Apparel manufacturing       $ 18    $  (158)    $  (22)
Transportation                23        306        (53)

Net assets of discontinued operations were comprised of the following:


                                         December 31,
                                        1994     1995
                                       (in thousands)
Assets:
  Cash and cash equivalents           $   106    $  -
  Accounts receivable, net                196       -
  Inventories, net                      3,719       -
  Property and equipment, net           1,332     153
  Other assets                            398      80
                                        5,751     233
Liabilities:
  Notes payable                           918       -
  Other liabilities                     1,347     156
                                        2,265     156
Net assets of discontinued operations $ 3,486    $ 77

    Gain (loss) from operations, net of income tax, consists of the following:


                                               Years Ended December 31,
                                              1993          1994           1995
                                                       (in thousands)
Apparel manufacturing segment               $  (163)    $  (1,949)    $  (1,253)
Transportation segment                          420           (73)         (320)
                                            $   257     $  (2,022)    $  (1,573)

    Gain (loss) on disposal of segments, net of income taxes, consists of the following:


                              Years Ended December 31,
                              1993     1994       1995
                                   (in thousands)

Apparel manufacturing segment $ -    $     -    $  (2,324)
Transportation segment          3      2,568          (27)
                              $ 3    $ 2,568    $  (2,351)


    16.  INCOME TAXES

      A reconciliation of the provision for Federal and state income taxes and the amount computed by applying the statutory Federal income tax rate to income before income taxes, minority interest and cumulative effect of change in accounting principle is as follows:



                                                           Years Ended December 31,
                                                          1993        1994       1995
                                                               (in thousands)
Statutory Federal rate applied to pre-tax income from
  continuing operations                                 $   225     $ 832     $ 1,650
State income taxes, net                                      51       311           3
Alternative Minimum Tax on proceeds from life insurance       -        25           -
Nondeductible expenses                                        -         3           5
Benefit of operating loss carryforward                     (453)     (630)     (1,566)
Amortization of excess cost over net assets of acquired
  businesses                                                 63        69          62
Other                                                       (72)       (1)         36
                                                        $  (186)    $ 609     $   190

    The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective January 1, 1993. This statement supersedes Accounting Principles Board Statement No. 11, under which the Company has previously been recognizing income tax expense. The cumulative effect of adopting SFAS No. 109 had the effect of increasing the Company's 1993 net income by approximately $113,000. The Company's effective tax rate was reduced from approximately 45% to approximately 22% as a result of the adoption of SFAS No.
109. The Company recognized no deferred tax benefits of operating loss carryforwards as a result of the adoption of SFAS No. 109.


    Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss carryforwards. The tax effects of significant items comprising the Company's net deferred tax asset are as follows:



                                                                 December 31,
                                                               1994       1995
Deferred tax liabilities:                                        (in thousands)

Differences between book and tax basis of property           $  (108)    $  (269)
  Other                                                           (3)          -
Deferred tax assets:
  Differences between book and tax basis of deposit base
    intangibles                                                  130         165
  Allowance for credit losses                                    737       1,202
  Write-off of notes receivable                                    -       1,386
  Unrealized gain on loans to be sold                            152         382
  Deferred tax asset related to discontinued operations          707           -
  Operating loss carryforward (net of valuation
    allowance)                                                (1,443)     (2,670)
Net deferred tax asset                                       $   172     $   196

    No net deferred tax asset was recognized as to the capital loss carryforwards for the years ended December 31, 1994 and 1995. A valuation allowance equal to these loss carryforwards was applied to each such carryforward as of December 31, 1994 and 1995. A valuation allowance of approximately $7,700,000 was applied to the tax effect of the net operating loss carryforward for the year ended December 31, 1995.


    As of December 31, 1995, the Company has available Federal net operating loss carryforwards of approximately $23,000,000 expiring in 1996 through 2001.


17.OPERATIONS AND INDUSTRY SEGMENTS


    The Financial Services segment was active in 1993, 1994 and 1995 in making first and second mortgage loans, small business loans, construction loans and pre-owned automobile loans.


    The Apparel Manufacturing segment was active in 1993 and 1994 in the design, manufacture and marketing of dresses for children. The Company sold Young Generations, Inc. (YGI), the sole component of the segment as of September 30, 1995 and as a result, the Apparel Manufacturing segment is shown on the statements of income as discontinued operations.


    The Transportation segment was active in 1993 and 1994 in boxcar leasing, short-line railroad operations and railcar repair shop operations. The Company sold Peninsula Terminal Company in July 1994 and assigned the rights to boxcars in the lease with a Class I railroad in November 1994. The Company sold additional railcars in 1995 and as a result, the Transportation segment is shown on the statements of income as discontinued operations.


    The Company's customers include investors within the State of South Carolina, first and second residential mortgage borrowers principally in South Carolina and North Carolina, commercial borrowers throughout the United States and preowned automobile borrowers principally in South Carolina.


18.TRANSACTIONS WITH RELATED PARTIES


    The Company engaged in the following related party transactions:


    The Company obtains legal services from a firm, certain members of which, when considered in the aggregate, own 824,928 shares of the Company's capital stock. One member of the firm may be deemed to share investment and voting power with respect to 501,960 shares of the Company's capital stock owned by a South Carolina partnership, of which his spouse and three adult children are partners and 70,788 shares of the Company's capital stock owned by a Trust, of which he is the Grantor. Total charges for these services were $82,000 (1993), $118,000 (1994), and $234,000 (1995). Approximately $17,000
(1994) and $0 (1995) of accounts payable are payable to this law firm.


    The Company provided management services to a company with significant common shareholders for which it received fees of $35,000 in 1993 and 1994 and $250,000 in 1995.


    Notes payable to investors and subordinated debentures include amounts due to officers, directors and key employees of approximately $1,124,000, $791,000 and $873,000 at December 31, 1993, 1994 and 1995, respectively. The Company also has notes receivable from related parties. (NOTE 3)


19. EMPLOYEE RETIREMENT PLAN


    The Company has a matched savings plan under Section 401(k) of the Internal Revenue Code covering employees meeting certain eligibility requirements. The plan provides for employee and Company contributions, subject to certain limitations. Company matching contributions are 35% of employee contributions to a maximum of 6% of compensation for each employee. The Company's contributions under the plan totaled approximately $52,000 in 1993, $95,000 in 1994 and $76,000 in 1995.


20. RECENTLY ISSUED ACCOUNTING STANDARDS


    In March 1995, the Financial Accounting Standards Board ("FASB") issued
SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The statement is effective for the Company for the fiscal year ending December 31, 1996, although earlier application is encouraged. Based on the Company's present assets, this statement is not expected to have a significant impact on the Company's financial statements.


    In May 1995, the FASB issued SFAS 122, "Accounting for Mortgage Servicing Rights," which amends SFAS No. 65, "Accounting for Mortgage Banking Activities." This statement allows the capitalization of servicing-related costs associated with mortgage loans that are originated for sale, and to create servicing assets for such loans. Prior to this statement, originated mortgage servicing rights were generally accorded off-balance sheet treatment. The statement is effective for the company for the fiscal year ending December 31, 1996. The adoption is not expected to have a material effect on the company's financial condition or results of operations.


    The FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," in October 1995. This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 requires that an employer's financial statements include certain disclosures about stock-based employee compensation arrangements regardless of the method used to account for them. The accounting requirements of this statement are effective for transactions entered into in fiscal years that begin after December 15, 1995. Though they may be adopted at issuance, the disclosure requirements are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which this statement is initially adopted for recognizing compensation cost. The Company has not determined the impact of adopting SFAS 123 but believes the impact, if any, will be immaterial.



    The FASB issued on October 24, 1995, a proposed statement of financial accounting standard "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." FASB's objective is to develop consistent accounting standards for those transactions, including determining when financial assets should be considered sold and derecognized from the statement of financial position and when related revenues and expenses should be recognized. The approach focuses on analyzing the components of financial asset transfers and requires each party to a transfer to recognize the financial assets it controls and liabilities it has incurred and derecognize assets when control over them has been relinquished. In its present form the statement will have minimal impact on the accounting practices of the Company, as this proposed statement does not mandate a change from the Company's current method of accounting for securitization transactions.


21. CONTINGENCIES AND LOAN COMMITMENTS


    In the normal course of business, the Company makes commitments to extend credit that are not presented in the accompanying financial statements. Commitments outstanding at December 31, 1995 aggregated approximately $84,157,000.


    There is also a contingent purchase price agreement in place amounting to 2 and 1/2% of net income of a subsidiary not to exceed $125,000 through 1996. Any payments of the contingent purchase price will increase the excess of cost over net assets of acquired businesses. The amount paid or accrued under this arrangement was $23,000, $47,000 and $9,000 in 1993, 1994 and 1995,
respectively.

    From time to time, the Company or its subsidiaries are defendants in legal actions involving claims arising in the normal course of its business. The Company believes that, as a result of its legal defenses and insurance arrangements, none of these actions, if decided adversely, would have a material effect on its business or financial condition taken as a whole.

    The Company may from time to time enter into forward commitments to sell residential first mortgage loans to reduce risk associated with originating and holding loans for sale.

    The Company has accrued $164,000 for two former operating locations to record the potential liability for environmental contamination at these two sites. The Company believes that the total cost for this environmental liability will not exceed the amount accrued.

22.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, property and equipment and other assets and liabilities.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

RECEIVABLES

    For residential mortgage loans, SBA loans and automobile loans fair value is estimated using the market prices received on recent sales or securitizations of these loans in the secondary market.

INVESTMENT IN MORTGAGE LOANS HELD FOR SALE

    Fair value for investment in mortgage loans held for sale is determined using the anticipated premium to be derived from the sale of the mortgage loans in the secondary market.

INVESTMENT IN ASSET-BACKED SECURITIES

    Fair value of the investment in asset-
backed securities approximates the carrying amount.

INVESTOR SAVINGS

    Due to their short-term maturity, usually one year, the fair value of the notes due investors and subordinated debentures is the current carrying amount.


NOTES PAYABLE TO BANKS AND OTHER

    The fair value of notes payable to banks and other approximates the carrying amount.

COMMITMENTS TO EXTEND CREDIT

    The fair value of commitments to extend credit is determined by using the anticipated market prices that the loans will generate in the secondary market.

    The estimated fair values of the Company's financial instruments at December 31, were as follows:


                                                      1995
                                             CARRYING       FAIR
                                              AMOUNT       VALUE
                                                (In Thousands)
Financial Assets:
  Cash and cash equivalents                  $  1,560    $  1,560
  Loans receivable - net                      103,865     107,520
  Investment in mortgage loans held for sale   22,593      23,526
  Investment in asset-backed securities         1,477       1,477

Financial Liabilities
  Investor savings:
    Notes due to investors                   $ 82,132    $ 82,132
    Subordinated debentures                    16,185      16,185
  Notes payable to banks and other             31,633      31,633
  Commitments to extend credit                 84,157      89,711

23.  PARENT COMPANY FINANCIAL INFORMATION


    The following is condensed financial information of Emergent Group, Inc. (parent company only):


                              CONDENSED BALANCE SHEETS
                                                                    DECEMBER 31,
                                                                   1994       1995
                                                                  (In Thousands)
                                            ASSETS

Cash and cash equivalents                                    $    110    $    363
Short-term investments                                            597           -
Receivable from subsidiaries                                    4,016           -
Property and equipment, net                                       180         139
Investment in subsidiaries, net of allowance of $2,100 in
  1994                                                          5,215       9,195
Notes receivable, net                                             920         683
Other investments                                                   -       1,000
Other assets                                                      255         234
                                                             $ 11,293    $ 11,614


                                       LIABILITIES AND
                                  SHAREHOLDERS' EQUITY

Accrued expenses and other liabilities                       $  1,593    $  1,729
Shareholders' equity                                            9,700       9,885
                                                             $ 11,293    $ 11.614


                          CONDENSED STATEMENTS OF INCOME

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                                 1993        1994       1995
                                                                       (In Thousands)
                                      REVENUES

Interest                                                        $   103     $   158     $   313
Gain on disposal of assets                                            4           -          66
Management fees                                                     216         455         570
Other                                                                22           6          42
                                                                    345         619         991

                                     EXPENSES

Interest                                                            369         255         152
General and administrative                                          801       1,537         862
Other                                                                40         231           -
                                                                  1,210       2,023       1,014

Loss from continuing operations before income taxes                (865)     (1,404)        (23)
Income tax expense (benefit)                                       (556)        468         (23)
Discontinued operations
  Income from operations, net of income tax                         625         467          12
  Gain (loss) on disposal                                             -         672      (2,391)
                                                                    625       1,139      (2,379)
Equity in income of subsidiaries                                    768       3,071       3,036
Cumulative effect of change in method of accounting
  for income taxes                                                  113           -           -
Net income                                                      $ 1,197     $ 2,338     $   657


                        CONDENSED STATEMENTS OF CASH FLOWS

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                      1993         1994       1995
                                                                             (In Thousands)
                               OPERATING ACTIVITIES
Net income                                                          $ 1,197     $ 2,338     $   657
Adjustments to reconcile net income to net
  cash provided by (used in) operating activities
  Depreciation and amortization                                         358         367          26
  Gain on sale of property and equipment                                 (4)     (2,187)        (66)
  Reserve for devaluation of subsidiary                                   -       2,100           -
  Gain on sale of subsidiary                                              -        (585)     (1,257)
  Decrease (increase) in due from subsidiaries                          (97)       (813)        306
  Increase in investment in subsidiaries                               (904)     (2,358)     (3,323)
  Write-off of notes receivable from discontinued
    operations                                                            -           -       3,648
  Revenues recorded under an assigned operating lease                  (789)       (657)          -
  Interest expense from assignment of an operating lease                297         207           -
  Decrease (increase) in other assets                                   435         (83)         59
  (Decrease) increase in other liabilities                             (311)      1,186        (272)
Cash provided by (used in) operating activities                         182        (485)       (222)

                            INVESTING ACTIVITIES

Cash received in advances from subsidiaries                             700         250       3,891
Loans advanced to subsidiary                                           (400)       (907)     (2,041)
Payments to subsidiary on loans                                           -           -        (300)
Payments received from subsidiaries                                     100           -           -
Proceeds from sale of short-term investments                          1,000         350         597
Purchase of short-term investments                                     (947)          -           -
Cash paid for purchase of subsidiary                                   (836)          -           -
Purchase of property and equipment                                       (8)        (21)        (25)
Proceeds from sale of property and equipment                              4       1,201         112
Proceeds from sale of subsidiary                                          -          20           -
Loan advance to former subsidiary                                         -           -        (200)
Payments received on notes receivable                                     -           -         236
Purchase of investment in partnership                                     -           -      (1,000)
Cash provided by (used in) investing activities                        (387)        893       1,270

                                    FINANCING ACTIVITIES

Payments made on notes payable                                         (279)       (279)       (279)
Purchase of stock purchase warrants                                      (3)          -           -
Purchase of stock under Tender Offer                                      -           -        (568)
Proceeds from exercise of stock options                                   -           -          52
Cash used in financing activities                                      (282)       (279)       (795)
Net increase (decrease) in cash and cash equivalents                   (487)        129         253
Cash at the beginning of the year                                       468         (19)        110
Cash at the end of the year                                         $   (19)    $   110     $   363

COMMON STOCK
EMERGENT GROUP, INC. AND SUBSIDIARIES


TRADED - Over-the-Counter Markets

    The Company's Common and Class A Common stock is thinly traded on the over-the-counter bulletin board.

    The Company is not included in the National Association of Securities Dealers, Inc. (NASD) Automated Quotation System. Bid and ask quotations are obtained from the National Daily Quotation Service. At March 15, 1996, the bid price was $6.50 and the ask price was not listed for the Company's Common Stock and the bid price was $9.00 and the ask price was $12.00 for the Company's Class A Common stock. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily reflect actual transactions


                         HIGH AND LOW BID PRICES

                                CLASS A COMMON      COMMON
                                     BID             BID

QUARTER ENDED                 HIGH      LOW     HIGH      LOW

First Quarter 1994           $0.75    $0.63    $0.75    $0.75

Second Quarter 1994          $0.97    $0.63    $0.75    $0.63

Third Quarter 1994           $1.41    $0.63    $0.75    $0.63

Fourth Quarter 1994          $1.68    $0.95    $1.13    $0.63

First Quarter 1995           $1.31    $0.94    $1.13    $0.56

Second Quarter 1995          $2.07    $0.94    $1.88    $0.75

Third Quarter 1995           $6.00    $1.75    $5.50    $1.75

Fourth Quarter 1995          $9.50    $3.00    $6.50    $2.00


OUTSTANDING -                 6,387,142 shares Class A Common as of March 15,
                              1996; 123,026 shares Common as of March 15, 1996

SHAREHOLDERS
OF RECORD -                   832 Class A Common as of March 15, 1996
                              464 Common as of March 15, 1996


DIVIDENDS -                   No dividends were paid or declared during 1995
                              or 1994

TRANSFER AGENT AND REGISTRAR:

             First Union Bank of North Carolina
             301 South Tryon Street, M-12
             Charlotte, North Carolina 28288

(PHOTO OF RHINO)

GENERAL INFORMATION
EMERGENT GROUP, INC.

BOARD OF DIRECTORS

JOHN M. STERLING, JR. - President, Chief Executive Officer and Chairman of the Board of Emergent Group, Inc.

KEITH B. GIDDENS - Executive Vice President and Chief Operting Officer of Emergent Group, Inc.

ROBERT S. DAVIS - Vice President and Chief Financial Officer of Emergent Group, Inc.

CLARENCE B. BAUKNIGHT - Chairman of the Board and Chief Executive Officer of Builderway, Inc.

TECUMSEH HOOPER, JR. - President of Modern Office Machines, Inc.

JACOB H. MARTIN - Retired, former Chairman of Standard Car Truck Company

BUCK MICKEL - Chairman of the Board and Chief Executive Officer of RSI Holdings, Inc.

PORTER B. ROSE - President of Liberty Insurance Services, Inc. and Liberty Investment Group, Inc.; Chairman of Liberty Capital Advisors, Inc. and Liberty Properties Group, Inc.


EXECUTIVE OFFICERS

JOHN M. STERLING, JR.    President, Chief Executive Officer

KEITH B. GIDDENS         Executive Vice President, Chief Operating Officer

ROBERT S. DAVIS          Vice President, Chief Financial Officer

KEVIN J. MAST            Treasurer


SEC FORM 10-K

    Upon written request the Company will provide, without charge, a copy of its 1995 Annual Report to Shareholders on Form 10-K as filed with the Securities and Exchange Commission (including financial statements and schedules but excluding exhibits). Requests for this document should be directed to Robert S. Davis, Vice President and Chief Financial Officer, Emergent Group, Inc., P.O. Box 17526, Greenville, SC 29606.


INDEPENDENT AUDITORS
Elliott, Davis and Company, L.L.P.
Greenville, South Carolina


GENERAL COUNSEL
Wyche, Burgess, Freeman & Parham, P.A.
Greenville, South Carolina

                                  THE

                        Carolina Investors, Inc.

Originates first and second residential mortgages for borrowers which do not qualify through traditional sources. Also raises capital through sales of subordinated debentures (offered only by prospectus exclusively to South Carolina residents).

(Photo of a rhino appears here)
                                  POWER

                      Emergent Business Capital, Inc.

One of the largest U.S. Small Business Administration lenders in the country. Provides small business loans from $100,000 to $2,000,000 specializing in owner-occupied commercial real estate transactions.

                                OF

                  Emergent Equity Advisors, Inc.

Manager of a seed capital equity fund and a mezzanine equity investment fund.

                              EMERGENT

The Loan Pro$, Inc. and Premier Financial Services, Inc.

Originates loans for pre-owned automobiles for borrowers with either new or impaired credit.

                       (Emergent Group, Inc. Logo)

(Emergent Group Inc. logo appears here)

15 SOUTH MAIN STREET, SUITE 750
(Bullet) P.O. BOX 17526, GREENVILLE, SC 29606
(Bullet) (864) 235-8056