Form 10-K, Exhibit 13
period 1996-12-31
EMERGENT GROUP INC
filed 1997-03-28
CIK 277028

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULT OF OPERATIONS



     This discussion is intended to further your understanding of the consolidated financial condition and results of operations of Emergent Group, Inc. (the "Company"). It should be read in conjunction with the Consolidated Financial Statements, notes, and tables of the Company appearing elsewhere in this report. As used herein, "Discontinued Operations" refers to the Company's former transportation and apparel operations. Unless otherwise noted, the discussion contained herein relates to the continuing operations of the Company, which consist of its Financial Services operations. See notes 13 and 14 to the Consolidated Financial Statements.

FORWARD-LOOKING INFORMATION

     Certain statements in the financial discussion and analysis by management that reflect projections or expectations of future financial or economic performance of the Company, and statements of the Company's plans and objectives for future operations are "forward-looking" statements. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences are many and include: lower origination volume due to market conditions, higher losses due to economic downturn or lower real estate values, adverse consequences of changes in interest rate environment, uncreditworthiness of borrowers and risk of default, limited operating history of retail lending operations, termination of strategic alliance agreements and Mortgage Banker relationships, general economic conditions in the Company's markets, including inflation, recession, interest rates and other economic factors, loss of funding sources, loss of ability to sell loans, general lending risks, dependence on Federal programs, loss of operating loss carryforwards, impact of competition, regulation of lending activities, and changes in the regulatory environment and dependence on key executives.

GENERAL

     The Company is a diversified financial services company headquartered in Greenville, South Carolina which originates, services and sells Mortgage Loans, Small Business Loans and Auto Loans. Prior to current management's acquisition of control of the Company in December 1990, the Company was primarily engaged in its Transportation operations. Under previous management, the Company incurred significant losses which resulted in net operating loss carryforwards (the "NOL"). In 1991, current management implemented a strategic plan to acquire profitable businesses. Pursuant to such strategy, the Company acquired Carolina investors, Inc. ("CII"), Premier Financial Services, Inc. ("Premier"), Emergent Business Capital, Inc. ("EBC"), The LoanPro$, Inc. ("Loan Pro$") in 1991 (all financial-related companies) and Young Generations, Inc. ("YGI") (an apparel manufacturer) in 1993. In 1994, the Company made a strategic decision to divest all nonfinancial operations and to focus exclusively on the financial services industry. In accordance with such strategy, the Company completed its divestiture of its apparel and transportation operations in 1995.

     The Company's total serviced loans receivable increased from $157.4 million at December 31, 1994, to $214.5 million at December 31, 1995 and to $309.1 million at December 31, 1996. Mortgage Loans increased during all such periods principally as a result of the Company's retail Mortgage loan origination network established during 1996, and an increase in the number of Mortgage Bankers originating Mortgage Loan Division, as well as increased loan volume from existing Mortgage Bankers. The Mortgage Loan Division is expected to continue its growth in 1997 in both its retail and wholesale loan distribution channels as a result of increased personnel and resources devoted to this division. In 1995, the U. S. Small Business Administration ("SBA") adopted certain policies, such as the temporary implementation of a maximum SBA Loan amount of $500,000 and the temporary prohibition of the use of SBA Loan proceeds for certain financings (which temporary limitations were removed in October 1995). Consequently, Small Business Loan volume in 1995 was relatively unchanged from the 1994 level as a result of the negative market impact from these changes. Small Business Loan volume in 1996 increased due to the removal of the temporary governmental restrictions in the SBA program as well as increased marketing efforts, the hiring of additional loan officers, and increase in the number of commercial loan brokers which refer Small Business Loans to the Company and the opening of the Company's asset-based lending operation in Atlanta, Georgia in April 1996. The Company plans to grow its Small Business Loan Division in 1997 with the opening of two additional offices. Auto Loans increased during all such periods principally as a result of an increase in the number of loan production offices and successful efforts at establishing additional dealer relationships. No significant growth is anticipated in 1997 for the Auto Loan Division as the Company plans to focus on collections rather than expansion and asset growth.

     Approximately $125.3 million, or approximately 68% of the company's Mortgage Loans in 1995, were originated through First Greensboro Home Equity, Inc. ("First Greensboro"). In 1996, First Greensboro originated approximately $80.9 million or 24.6% of the Company's Mortgage Loans. On June 1, 1996, First Greensboro terminated its strategic alliance agreement with the Company. Consequently, the Company's Mortgage Loan originations were less than if First Greensboro had not terminated this agreement (which was scheduled to expire December 31, 1997). Although First Greensboro generated a large percentage of the Company's Mortgage Loan originations, the Company was able to replace such loan originations through (i) its other Strategic Alliance Mortgage Bankers, three of which entered into strategic alliance agreements with the Company subsequent to April 1996 and (ii) its direct retail lending operation, the planned implementation of which was accelerated as a result of the termination of the First Greensboro strategic alliance agreement.

     The Company's retail mortgage lending operations were established in the second quarter of 1996, and at December 31, 1996, operated through offices in Indianapolis, IN, Phoenix, AZ, Baton Rouge, LA, and New Orleans, LA. The Company opened additional retail lending operations in Greenville, SC, Atlanta, GA, Jackson, MS, and Jacksonville, FL during the first quarter of 1997, and plans to open additional new offices later in 1997. Through its retail offices, the Company targets Mortgage Loan borrowers through a variety of marketing methods. During December 1996, January 1997, and February 1997, retail originations totaled $18.9 million, $22.2 million, and $28.6 million, respectively. The Company expects continued growth in retail Mortgage Loan originations.

The following table sets forth certain data relating to the Company's loans at and for the period indicated:


                                                                      AT AND FOR THE YEAR ENDED DECEMBER 31,
                                                                      --------------------------------------
                                                               1993            1994             1995            1996
                                                               ----            ----             ----            ----
                                                                               (DOLLARS IN THOUSANDS)

MORTGAGE DIVISION LOANS:                                $    20,536     $    99,373     $   192,800    $    328,649
  Mortgage Loans originated during year                      42,335          60,151          88,165         146,232
  Total Mortgage Loans owned (period end)                    42,335          60,151          88,165         146,232
  Total serviced Mortgage Loans (period end)                 42,397          51,243          74,158          97,281
  Average Mortgage Loans (1)                                 42,397          51,243          74,158          97,281
  Average Serviced Mortgage Loans (1)                         11.96%          12.37%          12.10%          11.97%
  Weighted averaged interest rate

SMALL BUSINESS DIVISION LOANS:
  Small Business loans originated during year           $    37,867     $    43,123     $    39,560     $    68,210
  Total Small Business loans owned (period end)              17,933          26,764          20,620          29,385
  Total serviced Small Business Loans (period end)           58,552          88,809         108,696         140,809
  Average Small Business Loans (1)                           13,956          22,348          23,692          26,700
  Average serviced Small Business Loans (1)                  40,117          73,681          98,753         125,723
  Weighted average interest rate                               7.65%          10.11%          10.39%          12.61%
  Weighted average servicing fee                               1.11%            .41%            .59%           1.30%

AUTO DIVISION LOANS:
  Auto Loans originated during year                     $     5,230     $     7,547     $    17,148     $    18,287
  Total Auto Loans owned (period end)                         6,011           8,483          17,673          13,915
  Total serviced Auto Loans (period end)                      6,011           8,483          17,673          22,033
  Average Auto Loans (1)                                      5,179           7,247          13,078          11,917
  Average serviced Auto Loans (1)                             5,179           7,247          13,078          21,277
  Weighted average interest rate                              28.33%          28.28%          27.40%          23.57%
  Weighted average servicing fee                                 --              --              --           21.20%

TOTAL LOANS:
  Total loans receivable owned (period end)             $    66,279     $    95,398     $   126,458     $   189,532
  Total serviced loans receivable (period end)              106,898         157,443         214,534         309,073
  Total unguaranteed serviced loans (period end)             59,584          87,405         130,705         212,281

(1) Averages are computed using beginning and ending balances for the period presented, except that the 1996 averages are calculated based on the daily average (rather than the beginning and ending balances).

PROFITABILITY

        The principal components of the Company's profitability are (i) net interest and servicing revenues associated with the Company's loans receivable and serviced loans, which is the excess of interest and fees earned on its serviced loans receivable over interest expense paid on borrowed funds associated with such serviced loans receivable; (ii) gains resulting from the sale of its Mortgage Loans; and (iii) gains resulting from the sale of the SBA Loan participations and the related servicing revenue.

        For the periods indicated, the following table sets forth certain information derived from the Company's Consolidated Financial Statements expressed as a percentage of total revenues.

                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                          -------------------------------
                                                                1993            1994            1995            1996
                                                                ----            ----            ----            ----
Interest income                                                 63.9%           58.8%           57.8%           35.5%
Servicing fee income                                             2.4             1.1             1.7             6.5
Gain on sale of loans                                           30.0            35.4            34.9            47.3
Other revenues                                                   3.7             4.7             5.6            10.7
                                                               ------          ------          ------          ------
           Total revenues                                      100.0%          100.0%          100.0%          100.0%
                                                               ======          ======          ======          ======

Interest expense                                                42.1%           32.3%           32.5%           21.9%
General and administrative expenses                             46.7            40.4            39.6            46.6
Provision for credit losses                                      5.7            13.8             9.4            10.7
                                                                -----           -----           -----           -----
Income from continuing operations before income taxes            5.5            13.5            18.5            20.8
Income tax expense (benefit)                                    (1.6)            3.3             0.8             1.4
Minority interest                                               (0.2)           (0.3)           (0.3)             .7
Income (loss) from discontinued operations                       2.1             3.0           (14.9)             --
Cumulative effect of change in accounting principle              0.9              --              --              --
                                                                -----           -----           -----           -----
         Net income                                              9.9%           12.9%            2.5%           20.1%
                                                                =====           =====           =====           =====

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996, COMPARED TO YEAR ENDED DECEMBER 31, 1995

        Total revenues increased $24.1 million, or 92%, from $26.3 million in 1995 to $50.4 million in 1996. The increase in revenues resulted principally from increases in interest and servicing revenue and gain on sale of loans.

        Interest revenue increased $2.7 million, or 18%, from $15.2 million in 1995 to $17.9 million in 1996. This increase was due principally to the growth in the serviced loan portfolio in the Mortgage Loan Division. Interest revenue earned by the Mortgage Loan Division increased $4.6 million or 51%, from $9.1 million in 1995 to $13.7 million in 1996.

        Servicing revenue increased $2.85 million, or 640% from $446,000 in 1994 to $3.3 million in 1996. This increase was due to the securitization of Small Business Loans and Auto Loans in 1996, for which the company retains servicing rights.

        Gain on sale of loans increased $14.6 million, or 159%, from $9.2 million in 1995 to $23.8 million in 1996. The increase resulted partially from increased sales of Mortgage Loans and Small Business Loans associated with the increased loan originations and the securitization of Small Business Loans in November 1996. Mortgage Loans sold increased $157.2 million, or 123% from $127.6 million in 1995 to $284.8 million in 1996. Small Business Loans sold increased $7.7 million, or 30%, from $25.4 million in 1995 to $33.1 million in 1996. Additionally, the Company received a recoupment of previously shared premiums of $7.3 million in connection with the settlement with First Greensboro Home Equity, Inc. and Amerifund Group, Inc., two strategic partners who terminated their agreements with the Company in 1996.

        Loan fees increased $3.6 million, or 616% from $586,000 in 1995 to $4.2 million in 1996. The increase in loan fees was due principally to the increase in loan originations in the Mortgage Loan Division.

        Management fees decreased $56,000, or 10% from $570,000 in 1995 to $514,0000 in 1996. These management fees were paid to the Company by the two funds managed by the Company. In 1995, the fees included additional income due to the success of one of the investments of one of the funds.

        Other revenues increased $413,000, or 131%, from $314,000 in 1995 to $727,000 in 1996. Other revenues are comprised principally of insurance commissions. The increase of other revenues resulted principally from the increase in the Company's loan originations.

        Total expenses increased $18.5 million, or 86%, from $21.4 million in 1995 to $39.9 million in 1996. Total expenses are comprised of interest expense, provision for credit losses and general and administrative expenses.

        Interest expense increased $2.5 million, or 29%, from $8.5 million in 1995 to $11.0 million in 1996. The increase was due principally to increased borrowings by the Mortgage and Small Business Loan Divisions associated with increased loan originations. Borrowings attributable to the Mortgage Loan Division, both under the Credit Facilities and in connection with the sales of notes payable to investors and subordinated debentures, increased $55.7 million, or 53%, from $105.2 million at December 31,1 995 to $160.9 million at December 31, 1996. Interest expense in the Mortgage Loan Division increased $2.4 million in 1996 from 1995. Total borrowings attributable to the Small Business Loan Division decreased $6.1 million, or 41%, from $14.8 at December 31, 1995 to $8.7 million at December 31, 1996. This decrease in debt resulted principally from cash received from the securitization completed in November 1996 which was used to pay down outstanding debt. Interest expense in the Small Business Loan Division increased $198,000 in 1996 from 1995. There were no borrowings outstanding in the Auto Loan Division as of December 31, 1996, down from $9.9 million at December 31, 1995. This decreased resulted principally from cash received from the securitization transaction completed in March 1996 and from the Company's public offering completed in November 1996. The offering was used to pay outstanding debt. Interest expense in the Auto Loan Division decreased $220,000 in 1996 from 1995.

        Provision for credit losses increased $2.9 million, or 116%, from $2.5 million in 1995 to $5.4 million in 1996. The provision was made to maintain the general reserves for credit losses associated with loan originations, as well as to increase specific reserves for possible losses with particular loans.

        General and administrative expense increased $13.1 million, or 126%, from $10.4 million in 1995 to $23.5 million in 1996. This is a result of increased personnel costs in the Mortgage Loan Division due to the continued expansion in the servicing and underwriting departments, and the increased expenses associated with the opening of retail lending offices in Indianapolis, Baton Rouge, New Orleans, and Phoenix. General and administrative expenses increased from 5.63% of average serviced loans in 1995 to 9.62% in 1996, principally as a result of the costs associated with the retail mortgage origination facilities, for which the related production was sold on a non-recourse, servicing-released basis, with customary representations and warranties. Accordingly, costs have been increased relative to the serviced portfolio.

        Income from continuing operations increased $5.5 million, or 120%, from $4.6 million in 1995 to $10.1 million in 1996. The improvement in income was due principally to the increased growth and profitability of the Mortgage Loan Division, although the Small Business Loan Divison's profitability also increased significantly in 1996 from 1995.

Year Ended December 31, 1995, Compared to Year Ended December 31, 1994

        Total revenues increased $8.1 million, or 44%, from $18.2 million in 1994 to $26.3 million in 1995. The increase in revenues resulted principally from increases in interest and servicing revenue and gain on sale of loans due to increased loan originations, sales and serviced loan portfolio of the Mortgage Loan Division.

        Interest revenue increased $4.5 million, or 42%, from $10.7 million in 1994 to $15.2 million in 1995. This increase was due principally to the growth in the serviced loan portfolio in the Mortgage Loan Division. Interest revenue earned by the Mortgage Loan Division increased $2.8 million or 44%, from $6.3 million in 1994 to $9.1 million in 1995. Interest revenue earned by the Small Business Loan Division increased $200,000, or 9%, from $2.3 million in 1994 to $2.5 million in 1995. This increase resulted from continued growth in serviced SBA Loans, despite the temporary changes in the SBA policies which negatively impacted the Company's SBA Loan originations. Interest revenue earned by the Auto Loan Division increased $1.5 million, or 71%, from $2.1 million in 1994 to $3.6 million in 1995. The increase in interest and servicing revenue for the Auto Loan Division was due to the growth of its loan portfolio.

        Servicing revenue increased $234,000, or 110%, from $212,000 in 1995 to $446,000 in 1996. This increase was due to the securitization of loans in the Small Business Loan Division in June 1995 as well as the increase in the guaranteed portion of sold SBA Loans serviced by the Company as a result of increased loan originations.

        Gain on sale of loans increased $2.7 million, or 42%, from $6.5 million in 1994 to $9.2 million in 1995. Gain on sale of loans was generated from the sale of Mortgage Loans and SBA Loan Participations. The increase resulted principally from increased sales of Mortgage Loans associated with the increased loan originations of the Mortgage Loan Division.

        Loan Fees increased $310,000, or 112% from $276,000 in 1994 to $586,000 in 1995. The increase in loan fees was due principally to the increase in loan origination fees charged in the Auto Loan Division.

        Management fees increased $250,000, or 78%, from $320,000 in 1994 to $570,000 in 1995. These management fees were paid to the Company by the two funds managed by the Company. In 1995, the fees included additional income due to the success of one of the investments of one of the funds.

        Other revenues increased $68,000, or 28%, from $246,000 in 1994 to $314,000 in 1995. Other revenues are comprised principally of insurance commissions. The increase in other revenues in other revenues resulted principally from the increase in the Company's loan originations.


        Total expenses increased $5.7 million, or 36%, from $15.7 million in 1994 to $21.4 million in 1995. Total expenses are comprised of interest expense, provision for credit losses and general and administrative expenses.

        Interest expense increased $2.6 million, or 44%, from $5.9 million in 1994 to $8.5 million in 1995. The increase was due principally to increased borrowings by the Mortgage and Auto Loan Divisions associated with increased loan originations. Total borrowings attributable to the Mortgage Loan Division, both under the Credit Facilities and in connection with the sale of investor savings debentures, increased $27.7 million, or 36%, from $77.5 million at December 31, 1994 to $105.2 million at December 31, 1995. Interest expense in the Mortgage Loan Division increased $1.6 million in 1995 from 1994. Total borrowings attributable to the Small Business Loan Division increased $400,000, or 3%, from $14.4 million at December 31, 1994 to $14.8 million at December 31, 1995. This increase in debt resulted principally from current year loan origination activity, partially offset by a reduction to outstanding debt due to the securitization transaction completed in June 1995. Interest expense in the Small Business Loan Division increased $553,000 in 1995 from 1994. Total borrowings attributable to the Auto Loan Division increased $7.0 million, or 241%, from $2.9 million at December 31, 1994 to $9.9 million at December 31, 1995. Interest expense in the Auto Loan Division increased $500,000 in 1995 from 1994.

        Provision for credit losses remained flat at $2.5 million in 1994 and in 1995. The provision was made to maintain the general reserves for credit losses associated with loan growth, as well as to increase specific reserves for possible losses associated with particular loans. In 1994, the majority of the provision resulted from the writedown to market value of certain foreclosed properties in the amount of $1.7 million. These foreclosed properties related principally to speculative construction loans made by CII prior to its acquisition by the Company. Speculative construction loans are no longer being made by the Company.

        General and administrative expense increased $3.0 million, or 40%, from $7.4 million in 1994 to $10.4 million in 1995 principally as a result of increased personnel costs of $1.7 million due primarily to the continued expansion in the servicing and underwriting areas, increased legal, audit, and professional fees of $504,000 as a result of the stock tender offer by the Company in February 1995 and costs associated with the one-for-three reverse stock split approved by the shareholders in June 1995, and increased expenses of $477,000 associated with the opening of three new loan production offices by the Auto Loan Division. General and administrative expense increased from 5.59% of average serviced loans in 1994 to 5.63% in 1995, principally as a result of the increase in the Mortgage Loan Division's servicing operations in anticipation of increased originations of Mortgage Loans, including Mortgage Loans which may be sold servicing retained.

        Income from continuing operations increased $2.8 million, or 155% from $1.8 million in 1994 to $4.6 million in 1995. The improvement in income was due principally to increased growth and profitability of the Mortgage Loan Division.

DISCONTINUED OPERATIONS

        In connection with the Company's strategic plan to focus its business efforts on financial services, the Company divested its apparel operations, which was comprised solely of the operations of Young Generations, Inc. ("YGI"). On September 30, 1995, the Company sold all of the outstanding stock of YGI to fifteen individuals, who were members of YGI's management team. As a result, the loss on the sale of the stock and operating results of the apparel operations have been classified in the accompanying financial statements as discontinued operations. The results of operations for 1994 and 1995 have been restated to exclude the apparel operations from continuing operations.

        The Company sold the stock for $600,000 under a non-recourse promissory note from the buyers. As a result of the sale, the Company wrote off all amounts due from YGI resulting in a charge of $3,580,300, net of income taxes of $67,700, reported as a loss from discontinued operations. The Company remains contingently liable for the guaranty of certain bank loans and trade accounts payable which existed prior to the stock sale which do not exceed $396,000. Management does not anticipate any significant charges to future earnings as a result of these guarantees.

        The Company's transportation operations were also discontinued during 1995. In July 1994, the Company sold an operating railroad for $940,000. In connection with this sale, the Company received $20,000 cash, and a note receivable of $920,000, payable in semi-annual payments over five years, with an interest rate of 10%. In November 1994, the Company assigned the rights to boxcars in a lease with a Class I railroad for $1,174,000 cash. The Company sold additional railcars in June 1995 for $111,000 cash.

        At December 31, 1995, the Company had remaining assets in its transportation operations of $77,000, the majority of which the Company sold during 1996.

ALLOWANCE FOR CREDIT LOSSES AND CREDIT LOSS EXPERIENCE

        The Company is exposed to the risk of loan delinquencies and defaults, particularly with respect to loans retained in its portfolio. With respect to loans to be sold on a non-recourse basis, the Company is at risk for delinquencies and defaults on such loans while they are held by the Company pending such sale. Following the sale of such loans, the Company's loan delinquency and default risk with respect to such loans is limited to those circumstances in which it is required to repurchase such loans due to a breach of a representation or warranty in connection with the whole loan sale. This risk with respect to breaches of a representation or warranties also exists for loans sold through securitization. In addition, in securitization transactions the subordinate and/or residual certificates bear the risk of default for the entire pool of securitized loans to the extent of such certificates' value. Accordingly, the value of the subordinate and/or residual certificates retained by the Company would be impaired to the extent of losses on the securitized loans.

        To provide for credit losses, the Company charges against current earnings an amount necessary to maintain the allowance for credit losses at levels expected to cover future losses of principal on its portfolio loans and its residual asset-backed certificates held as a result of its securitizations of loans (which represent all loans for which the Company bears credit risk). At December 31, 1996, the total allowance for credit losses for the Company was $4.3 million, including $1.2 million reserved for potential losses relating to the Company's securitized SBA and Auto Loans. This compares to an allowance for credit losses at December 31, 1994 and 1995 of $1.7 million and $2.6 million, respectively. The increase in the allowance resulted from increases in the general allowance due to the corresponding growth in the Company's serviced loans receivable, as well as to provide specific reserves for possible losses associated with particular loans. The allowance for credit losses is a composite of the allowance for credit losses of the Mortgage Loan Division, the Small Business Loan Division and the Auto Loan Division. In addition to general reserves established, each division may establish a specific reserve for a particular loan that is deemedd by management to be a potential problem loan where full recovery is questionable. The Company does not currently service any loans for which it does not have credit risk other than the guaranteed portion of its SBA Loans. However, the Company's credit risk on its securitized loans is limited to its investment in its residual asset-backed securities and its excess servicing receivable.

        The table below summarizes certain information with respect to the Company's allowance for credit losses and the compositiuon of charge-offs and recoveries for each of the periods indicated.

                    SUMMARY OF ALLOWANCE FOR CREDIT LOSSES

                                                         AT AND FOR THE YEAR ENDED DECEMBER 31,
                                                         -------------------------------------
                                                            1994          1995          1996
                                                            ----          ----          ----
                                                                (DOLLARS IN THOUSANDS)
Allowance for credit losses at beginning of period        $   952       $ 1,730       $ 2,647

Total loans charged off                                    (1,808)       (1,718)       (4,223)
Total loans recovered                                          76           155           446
                                                          -------       -------       -------

  Net charge-offs                                          (1,732)       (1,563)       (3,777)

Provision charged to expense                                2,510         2,480         5,416
                                                          -------       -------       -------

Allowance for credit losses at the end of the period      $ 1,730       $ 2,647       $ 4,286
Shown on balance sheet as:                                =======       =======       =======

   Allowance for credit losses on loans                   $ 1,730       $ 1,874       $ 3,084
   Allowance for credit losses on asset-backed
      securities                                               --           773           354
   Allowance for credit losses on excess
      servicing receivable                                     --            --           848
                                                          -------       -------       -------
      Total allowance for credit losses                   $ 1,730       $ 2,647       $ 4,286
                                                          =======       =======       =======

        The Company considers its allowance for credit losses to be adequate in view of the Company's loss experience and the secured nature of most of the Company's outstanding loans. Management considers the allowance appropriate and adequate to cover inherent losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable. Actual results could differ from these estimates. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for credit losses or that additional increases in the allowance for credit losses will not be required.

        Management closely monitors delinquency to measure the quality of its loan portfolio and securitized loans and the potential for credit losses. The Company's policy is to place a loan on non-accrual status after it becomes 90 days past due, or sooner if the interest is deemed uncollectible. Collection efforts on charged-off loans continue until the obligation is satisfied or until it is determined such obligation is not collectible or the cost of continued collection efforts will exceed the potential recovery. Recoveries of previously charged-off loans are credited to the allowance for credit losses.

        The following table sets forth the Company's allowance for credit losses at the end of the periods indicated, the credit loss experience over the periods indicated, and delinquent loan information at the dates indicated for loans receivable at least 90 days past due.

                                                  AT AND FOR THE YEAR ENDED
                                                  -------------------------
                                                         DECEMBER 31,
                                                   1994        1995       1996
                                                   ----        ----       ----
ALLOWANCE FOR CREDIT LOSSES AS A
 % OF UNGUARANTEED SERVICED LOANS:
   Mortgage Loan Division                           1.23%       0.93%      0.80%
   Small Business Loan Division                     3.91        4.50       3.84
   Auto Loan Division                               3.00        4.03       6.45
        Total allowance for credit losses as
        a % of serviced loans                       1.98        2.03       2.02
NET CHARGE-OFFS AS A % OF AVERAGE
SERVICED LOANS:
   Mortgage Loan Division                           2.96%       1.04%      0.81%
   Small Business Loan Division                     0.21        1.43       2.71
   Auto Loan Division                               2.53        3.68       9.65
        Total net charge-offs as a % of
        total serviced loans                        2.36        1.43       2.47

LOANS RECEIVABLE PAST DUE 90 DAYS OR MORE AS
A % OF SERVICED LOANS:
   Mortgage Loan Division                           2.96%       3.67%      2.23%
   Small Business Loan Division                      --         0.97       2.63
   Auto Loan Division                               0.64        0.77       1.90
        Total loans receivable past due 90 days
        or more as a % of total serviced loans      2.10        2.77       2.28

TOTAL ALLOWANCE FOR CREDIT LOSSES AS A % OF
SERVICED LOANS PAST DUE 90 DAYS OR MORE            94.20%      73.21%     88.71%

        Net loans charged off increased from 1.43% of average unguaranteed serviced loans outstanding for the year ended December 31, 1995, to 2.47% for the year ended December 31, 1996. The increase in net loans charged off resulted from writedowns in the estimated fair market value of real estate acquired through foreclosure, increased losses in the Small Business Loan Division due to the continued seasoning of the SBA Loan portfolio, and higher losses in the Auto Loan Division due to increased delinquencies, repossession activity, and personal bankruptcy filings by its borrowers. Net Mortgage Loans charged off in 1996 were $792,000 or 80 basis points of total serviced mortgage loans. Net Small Business Loans charged off in 1996 were $932,000 or 2.71% of unguaranteed serviced Small Business Loans. Net Auto Loans charged off in 1996 were $2.1 million, or 9.65% of total serviced Auto Loans. The allowance for loan losses in the serviced loan portfolio was increased from $2.6 million at December 31, 1995 to $4.3 million at December 31, 1996, which represents 2.03% and 2.02%, respectively, of the unguaranteed serviced loan portfolio outstanding. Total delinquencies over 30 days have decreased from 13.31% of total unguaranteed serviced loans at December 31, 1995, to 8.41% at December 31, 1996. Total delinquencies over 30 days as a percentage of total unguaranteed serviced loans have decreased from December 31, 1995 to December 31, 1996, for both the Mortgage Loan Division (from 14.43% to 7.26%) and the Small Business Loan Division (from 9.69% to 7.92%), but have increased for the Auto Loan Division (from 12.83% to 17.09%).

        Management anticipates that net charge-offs as a percentage of average serviced loans will be lower for 1997 compared to 1996 as a result of the increased writedowns in 1996 discussed above, which are not anticipated to be a recurring event. Further, the delinquencies for the Company have declined in the first two months of 1997. At February 28, 1997, total delinquencies over 30 days as a percentage of total unguaranteed serviced loans have decreased from 8.41% at December 31, 1996 to 6.15% at February 28, 1997. The improved delinquencies were across all three business lines, with Mortgage Loan Division delinquencies decreasing from 7.26% to 5.69%, Small Business Loan Division delinquencies decreasing from 7.92% to 5.57%, and Auto Loan Division delinquencies decreasing from 17.09% to 11.34%. Accordingly, charge-offs for 1997 are anticipated to improve also. However, anticipated charge-off levels represent forward-looking statements, and no assurance can be given that actual results will not differ materially. Factors which could cause charge-off levels to increase are many and include economic downturn, poor underwriting or quality control, and depressed real estate values.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's business requires continued access to short- and long-term sources of debt financing and equity capital. The Company's cash requirements arise from loan originations and purchases, repayments of debt upon maturity, payments of operating and interest expenses, expansion activities and capital expenditures. The Company's primary sources of liquidity are sales of the loans it originates and purchases, proceeds from the sale of investor savings debentures, borrowings under the Bredit Facilities, proceeds from securitizations of loans and cash flows from operations. While the Company believes that such sources of funds will be adequate to meet its liquidity requirements, no asurance of this may be given.

        Shareholder's equity increased from $9.7 million at December 31, 1994, to $9.9 million at December 31, 1995, and to $46.7 million at December 31, 1996. Each of these increases resulted principally from the retention of income by the Company and the public offering of additional common stock in November 1996 which raised $26.4 million.

        Cash and cash equivalents remained stable at $1.3 million at December 31, 1995 and 1996. Cash used in operating activities increased from $10.1 million in 1995 to $59.6 million in 1996, cash used in investing activities decreased from $23.2 million in 1995 to $6.8 million in 1996; and cash provided by financing activities increased from $34.4 million in 1995 to $66.3 million in 1996. The increase in cash used in operations was due principally to loans held for sale which were originated, but not yet sold as of December 31, 1996. Cash used in investing activities was principally for the net increase in loans originated with the expectations of holding the loans until maturity. Cash provided by financing activities was due principally to the increase in borrowing, both under the lines of credit available to the Company (the "Credit Facilities") and through the sale of the investor savings debentures, as well as the proceeds from the issuance of additional common stock.

        At December 31, 1996, the Company's Credit Facilities were comprised of credit facilities of $90 million for the Mortgage Loan Division which had aggregate unused borrowing availability of $14.2 million (the "Mortgage Loan Division Facility"), credit facilities of $40 million for the Small Business Loan Division which had aggregate unused borrowing availability of $13.7 million (the "Small Business Loan Division Facility"), and credit facilities of $26 million for the Auto Loan Division which had aggregate unused borrowing availability of $9.8 million (the "Auto Loan Division Facility"). The Credit Facilities contain a number of financial covenants including but not limited to, maintenance of certain debt to equity ratios, maintenance of minimum book net worth, limitations on declaring or paying dividends, limitations on making payments with respect to certain subordinated debt, and limitations on making certain changes to its equity structure. The Company believes that it is currently in material compliance with these covenants. At December 31, 1996, one of the Company's automobile lending subsidiaries exceeded the maximum delinquency levels permitted under the $20,000,000 agreement. In addition, the Company's automobile lending subsidiaries were also in violation of the minimum interest coverage ratio. The lender for the Auto Loan Division Facility has provided a waiver to the Company's automobile lending subsidiaries for the above violations. At December 31, 1996, $46.8 million bearing interest at the lender's prime rate eas outstanding under the Mortgage Loan Division Facility, $8.7 million bearing interest at the lender's prime rate was outstanding under the Small Business Loan Division Facility, and there was no debt outstanding under the Auto Loan Division Facilities. The Credit Facilities have terms ranging from one to three years and are renewable upon the mutual agreement of the Company and the respective lender. Send Note 8 to the Consolidated Financial Statements for additional information.

        To date, the Company has sold the majority of its Mortgage Loans and the guaranteed portion of its SBA Loans. During 1995 and 1996, the Company sold $127.6 million and $284.8 million, respectively, of Mortgage Loans and $25.4 million and $33.1 million, respectively, of the guaranteed portion of the SBA Loans.

        In June 1995 and November 1996, the Company securitized approximately $17.1 million and $17.5 million, respectively of loans representing the unguaranteed portions of the SBA Loans, and in March 1996, the Company securitized $16.1 million of Auto Loans. Although securitizations provide liquidity, the Company has utilized securitizations principally to provide a lower cost of funds and reduce interest rate risk. In connection with each loan securitization, the Company has retained subordinated certificates representing interests in the transferred loans equal to approximately 10% of the loans transferred. The retained subordinated certificates totaled approximately $3.6 million, net of allowances, at December 31, 1996.

        CII engages in the sale of investor savings debentures to residents of South Carolina. The debentures are comprised of senior notes and subordinated debentures bearing fixed rates of interest. The offering of the debentures is registered under South Carolina securities law and exempt from Federal registration under the Federal intrastate exemption. At December 31, 1996, CII had an aggregate of $98.0 million of senior notes outstanding and $16 million in subordinated debentures bearing a weighted average interest rate of 6%. Both senior notes and subordinated debentures are subordinate in priority to the Mortgage Loan Division Credit Facility. Substantially all of the debentures have one year maturities. The Company expects to continue offering the debentures.

        The Company plans to continue to enhance its Management Information Systems in 1997, as well as incur additional other capital expenditures. The Company believes its capital requirements during 1997 will be met from retained earnings, current earnings, and utilization of proceeds from the common stock offering in 1996, although additional capital may be required in the event that business expands significantly more than anticipated, or in the event of a material adverse change in the Company's operations.

TAX CONSIDERATIONS

        As a result of the operating losses incurred by the Company under prior management, the Company generated the NOL. At December 31, 1996, the amount of the NOL remaining and available to the Company was approximately $13.5 million. As a result of the utilization of the NOL, the net income reported by the Company for the year ended December 31, 1995 and 1996, was approximately $1.2 million and $3.4 million, respectively, higher than if the NOL were not available to the Company. The NOL expires, to the extent that it is not utilized to offset income, in varying amounts annually through 2001.

        Federal tax laws provide that net operating loss carryforwards are restricted or eliminated upon certain changes of control. Applicable Federal tax laws provide that a 50% "change of control," which is calculated over a rolling three-year period, would cause the loss of substantially all of the NOL.

        No net deferred tax asset was recognized with respect to the NOL for the years ended December 31, 1994, 1995, and 1996. A valuation allowance equal to the tax effect of the NOL was applied to the NOL in each of the years ended December 31, 1995 and 1996. A valuation allowance of approximately $7.5 million was applied to the tax effect of the NOL for the year ended December 31, 1996

ACCOUNTING CONSIDERATIONS

        In connection with the Company's sale of SBA Loan participations and securitization transactions, the Company accounts for the servicing revenue in excess of that defined as "normal" servicing revenue as excess servicing receivable in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 65. This asset is amortized against servicing revenue over the life of the loan to which it relates. In the event that the related loan is prepaid or the related borrower defaults on such loan, the balance of the excess servicing receivable is charged against servicing revenue in the period in which the prepayment or default occurs.

        The Company complies with the provisions of Emerging Issues Task Force ("EITF") 88-11 dealing with income recognition on the sales of loans. EITF 88-11 requires that the amount of gain or loss recognized on the sale of a portion of a loan be based on the relative fair values of the loan portion sold and the loan portion retained. For the Company, EITF 88-11 primarily impacts the amount of gain recognized by the Company on the sale of the SBA Loan Participations. As result of the Company's accounting treatment described above, a portion of the cash premiums received are deferred and recognized as income over the remaining term of the retained unguaranteed portion of the loan.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS AND REGULATORY POLICIES

        In June 1996, the FASB issued SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." FASB's objective is to develop consistent accounting standards for such transactions, including determining when financial assets should be considered sold and removed from the statement of financial position, and when related revenues and expenses should be recognized. This approach focuses on analyzing the components of financial asset transfers and requires each party to a transfer to recognize the financial assets it controls and liabilities it has incurred and remove such assets from the statement of financial position when control over them has been relinquished. The statement is not expected to have a significant impact on the accounting practices of the Company and is generally effective for transactions entered into after December 31, 1996.

        In December 1996, the FASB issued SFAS 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." The provisions relating to this statement are not applicable to the Company.

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

        The Company's asset/liability management varies by division. In general, with respect to the Mortgage Loan Division, the Company sells a significant portion of its mortgage loan production on a monthly basis and commitments for mortgage loans do not extend beyond 45 days. In the event that the economic conditions necessitate a change in rate, such rate change is communicated to potential borrowers and the Company's published rates are adjusted. In addition, the Company may from time to time enter into forward commitments to sell residential first mortgage loans to reduce risk associated with originating and holding loans for sale. The Company's Mortgage Loans bear interest at a fixed rate. The Company does not currently hedge its loan pipeline. The Mortgage Loans generally have maturities of 15 to 30 years while the line of credit used to fund these loans has a one-year maturity and bears interest at a variable rate. Accordingly, the Company has duration risk and interest rate risk on its Mortgage Loans prior to sale or securitization. Beginning in the first quarter of 1997, the Company plans to begin securitizing a portion of its Mortgage Loan production on a quarterly basis, and accordingly will hold an inventory of loans in its portfolio for up to 90 days. This exposes the Company to increased interest rate risk during that holding period. Once the securitization is completed, the loans are sold, so the Company no longer bears any interest rate risk or duration risk for the loans after the securitization is completed. The Company currently has no plans to hedge its interest rate risk during the accumulation period prior to the completion of its securitization transactions, although it may decide to do so in the future.

        With respect to the Small Business Loan Division, the Company only originates variable rate loans, which adjust on the first day of each calendar quarter. The funding for these loans are variable rate, which adjust on the first day of each month. Therefore, interest rate risk exists for a maximum period of 60 days, due to the Small Business Loan Credit Facility having a variable rate which adjusts monthly. The SBA Loans generally have maturities from 7 to 25 years while the line of credit used to fund these loans has a much shorter maturity. Accordingly, the Company has duration risk on its SBA Loans prior to sale or securitization. The Company bears no interest rate risk or duration risk relating to its securitized SBA Loans or the sold guaranteed SBA Loan participations.

        With respect to the Auto Loan Division, the Company's spread is in excess of 15%. All of the Company's Auto Loans are fixed rate loans. The contractual terms of the loans are generally three to four years, but the actual life approximates 18 months after considering the estimated constant prepayment rate. Because the Company's funding for these loans are variable rate while the funded loans are fixed rate, the Company bears both interest rate risk and duration risk on its Auto Loans prior to securitization. The Company currently has no plans to hedge its interest rate risk, although it may decide to do so in the future. The Company believes that this interest rate spread provides adequate margin to allow for any potential increase in interest rates, given the relatively short term of these loans. Further, the Auto Loans securitized are sold, so the Company no longer bears any interest rate risk or duration risk relating to its securitized Auto Loans.

        The company's average interest rate and servicing fee earned for the years ended December 31, 1995 and 1996 were 13.94% and 15.52%, respectively, computed on a simple average monthly basis. The Company's average interest rate paid for the years ended December 31, 1995 and 1996 were 7.57% and 7.36%, respectively, which resulted in an average spread of 6.37% and 8.16%, respectively, between the rate at which the Company borrows and the rate at which it lends.